UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form

20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an
attached annual report to security

holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or
other document that the registrant foreign

private issuer must furnish

and make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which the registrant’s securities

are traded, as long as the report

or other document is not a press
release, is not required to be and has

not been distributed to the registrant’s security holders,

and, if discussing a material event,
has already been the subject of a Form

6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form

is also thereby furnishing
the information to the Commission

pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.

Yes
⬜

No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

July 20, 2023 titled “Q2

2023 results”.
2. Q2 2023 Financial Information.
3.
Announcements regarding transactions

in ABB Ltd’s Securities made by the directors or the

members of the
Executive Committee.
The information provided by Item

2 above is hereby incorporated by reference

into the Registration Statements

on Form F-3 of
ABB Ltd and ABB Finance (USA) Inc.

(File Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was

previously filed with the
Securities and Exchange Commission.
2

—
ZURICH, SWITZERLAND, JULY 20, 2023
Q2 2023 results
Comparable order growth

from a high base and
record-high Operational

EBITA

margin
1
●

Orders $8,667 million,

-2%; comparable
1

+2%

●

Revenues $8,163 million,

+13%; comparable

+17%

●

Income from operations

$1,298 million; margin 15.9%

●

Operational EBITA
1

$1,425 million;

margin
1

17.5%
●

Basic EPS $0.49; +145%
2
●

Cash flow from operating

activities
4

$760 million
KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2023 Q2 2022 US$ Comparable
1
H1 2023 H1 2022 US$ Comparable
1
Orders 8,667 8,807 -2% 2% 18,117 18,180 0% 6%
Revenues 8,163 7,251 13% 17% 16,022 14,216 13% 19%
Gross Profit 2,888 2,290 26% 5,604 4,571 23%
as % of revenues
35.4% 31.6% +3.8 pts 35.0% 32.2% +2.8 pts
Income from operations 1,298 587 121% 2,496 1,444 73%
Operational EBITA
1
1,425 1,136 25% 26%

3
2,702 2,133 27% 29%

3
as % of operational revenues
1
17.5% 15.5% +2 pts 16.9% 14.9% +2 pts
Income from continuing operations, net of tax 932 406 130% 1,997 1,049 90%
Net income attributable to ABB 906 379 139% 1,942 983 98%
Basic earnings per share ($)

0.49 0.20 145%
2
1.04 0.51 104%
2
Cash flow from operating activities
4
760 382 99% 1,042 (191) n.a.
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached

Q2 2023 Financial Information.
2 EPS growth rates are computed using unrounded amounts.
3
Constant currency (not adjusted for portfolio

changes).
4
Amount represents total for both continuing and

discontinued operations.
—
“The positive book-to-bill ratio and new record-high Operational EBITA earnings and margin add to our confidence about ABB's 2023 outcome allowing us to sharpen our margin expectations.”
Björn Rosengren , CEO
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
—
Q2 2023
First six months
Press Release

ABB

INTERIM

REPORT
I
Q2

2023

2
To

summarize the outcome

in the second quarter,

I would first
highlight the 2%

comparable order growth

which was up from
last year's already

high level,

and the positive book-to-bill.

It
was good to see

that the customer activity

remained robust
throughout the period.

Secondly,

the high revenue growth of
13% (17% comparable)

supported by backlog execution.
Thirdly,

the record-high achievements

on both absolute
Operational EBITA

of $1.4 billion and

Operational EBITA
margin of 17.5%, up 200

basis points from last

year, with all
four business areas

above 15%. This was supported

by a
strong price contribution

which more than offset

labor inflation
as well as some

limited cost inflation related

to commodities,
with additional support

from operational leverage

on increased
volumes in production.

And lastly,

the solid cash flow from
operating activities

of $760 million. All the while

we executed on
portfolio optimization

and continued to introduce

leading new
technology to help

our customers become

more sustainable
and resource efficient.

In my view,

the quarter is an additional
indication that we are

establishing ABB's operational
performance at a higher

level.
Order momentum was

strongest in the systems

-

and project-
related businesses,

driven predominantly by

the medium
voltage segment and

process-related industries.

This offset
some softening from

last year's high order

level in the short-
cycle business, mainly

evident in the residential

construction
segment and across

the board in discrete manufacturing

where
customers normalize

order patterns in the face

of shortening
delivery lead times.

In total, the book-to-bill ratio

was 1.06
driven by three out

of four business areas,

and we further
increased order backlog.
It was good to see

our cash flow from operating

activities
improve by $378

million from last year and

I expect us to
improve cash conversion

from here onwards. Over

the first six
months we have

generated just over $1 billion

in Cash flow
from operating activities,

which helps position us

well for what I
expect to be a good

cash delivery this year.
As announced earlier

in the quarter,

we experienced an IT
security incident. I am

grateful to our teams

for the handling of
the challenge and containment

of the incident, and as a

result
we have had no consequential

material financial impact

in the
quarter.
Just after the end of

the second quarter,

we successfully closed
the divestment of the

Power Conversion division at

around
$500

million. As a result,

we expect to record a non-operational
book gain estimated at

approximately

$50

million in Income from operations

in the third quarter of
2023. With this transaction,

we have completed all divisional
portfolio divestments

announced at the end

of 2020. That said,
we continuously

review the product groups

within all divisions to
optimize the portfolio.
The small acquisition

of Eve Systems is another

example of our
portfolio actions,

this time by the Smart Buildings

division in
business area Electrification.

With around 50 employees

,

Eve
generated approximately

$20

million in revenues in 2022.

It is a
pioneer in the new

Matter connectivity standard

which enables
smart home products

to be fully interoperable,

irrespective of
the manufacturer and

user operating system,

via Thread
wireless technology

for consumer-facing products

tailored to the
retrofit market.
I was pleased to see

Process Automation unveil

its new
revolutionary propulsion

concept initially aimed primarily

at
small-

to medium-sized vessels,

complementing its

current
market leading Azipod®

offering for larger vessels.

This
industry-first electric propulsion

concept ABB Dynafin™ mimics
the movements of a

whale tail for ultimate efficiency

and
emissions avoidance

as it is set to reduce propulsion

energy
consumption by up

to 22% compared to conventional

shaftlines.
The first commercial

prototype is expected

to be available in
2025.
Björn Rosengren
CEO
In the third quarter of 2023
, we anticipate a low double

-digit
comparable revenue

growth and the Operational

EBITA margin
to be slightly up from

the 16.6% reported in

the third quarter last
year.
In full-year 2023
, despite current market uncertainty,

we
anticipate comparable

revenue growth to be

at least 10%

and
we expect Operational

EBITA margin to

be above 16%.
CEO summary
Outlook

ABB

INTERIM

REPORT
I
Q2

2023

3
Order intake declined

by 2% (up 2% comparable)

year-on-year,
hampered by changes

in exchange rates and in

the portfolio,
while the comparable

orders increased from last

year's high
base.
The strongest order

momentum was recorded

in the systems-
and project-related business,

linked to the medium

voltage
customer offering.

The short-cycle business softened

somewhat
from last year's high

level, impacted by

inventory adjustments
and normalizing order

patterns under the presumption

of further
shortening delivery lead

times. Two out

of four business areas
recorded single digit order

growth, with Process

Automation
declining due to portfolio

changes and Robotics

and Discrete
Automation down from

last year's level which benefited

from
pre-buys in a period

of significant component shortages.
Order intake increased

in the Americas by 5%

(6%
comparable), supported

by mid-single digit growth

in the
United States. Portfolio

changes weighed on

the

year-on-year
development in Europe

while a low comparable

growth was
recorded for a total

decline of 1% (up 1% comparable)

despite
declines in key countries

like Germany and Italy.

Asia, Middle
East and Africa declined

by 10% (1% comparable)

as the
positive development

in countries like India

and Saudi Arabia
did not quite offset

declines in other countries

such as China
with a drop of 15%

(9% comparable).

Automotive remained

broadly stable while the

general
industry and consumer-related

robotics segments declined.
In transport & infrastructure,

there were positive
developments

in marine & ports and

renewables.
In buildings there

was weakness in all three

regions in
residential-related demand

.

In the commercial construction
segment weakness

was noted in China and

Germany,

while
demand was solid

in the US.

Demand in the process

-related business was strong

across
the board, with particular

strength in oil & gas, and

it held up
well also for ports,

refining, petrochemicals

and the energy-
related low carbon

segments.
Revenues increased

by 13% (17% comparable)

to
$8,163 million and

benefitted primarily from

increased
volumes through execution

of the order backlog, combined
with a robust price

contribution in the mid-single

digit range.
These benefits more

than offset the adverse

impacts from
changes in exchange

rates and portfolio changes.

Revenues
increased in all business

areas, supported by

comparable
growth in virtually all

divisions.
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q2 2023 Q2 2022 US$ Comparable
Europe 2,935 2,508 17% 20%
The Americas 2,815 2,397 17% 19%
Asia, Middle East
and Africa
2,413 2,346 3% 13%
ABB Group 8,163 7,251 13% 17%
Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q2 2023 Q2 2022 US$ Comparable
Europe 2,931 2,958 -1% 1%
The Americas 3,209 3,050 5% 6%
Asia, Middle East
and Africa
2,527 2,799 -10% -1%
ABB Group 8,667 8,807 -2% 2%
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 2% 17%
FX -2% -1%
Portfolio changes -2% -3%
Total -2% 13%
Orders and revenues

ABB

INTERIM

REPORT
I
Q2

2023

4
Gross profit
Gross profit increased

strongly by 26%

(28% constant currency) to
$2,888 million, supported

by a significant gross

margin
improvement of

380 basis points to 35.4

%. Gross margin improved
in all business areas,

with three showing significant

increases.

Income from operations
Income from operations

amounted to $1,298

million and more than
doubled year-on-ye

ar, and margin

on Income from operations
reached 15.9%.

Earnings were mainly supported

by the improved
operational performance

as well as by lower adverse

impacts

from
commodity timing differences

.

Some additional tailwind

to the
strong year-on-year improvement

was due to last year's period
being weighed down by

non-operational items, including
approximately $250

million triggered by the

exits of a legacy project
and the Russia business.
Operational EBITA
Operational EBITA

increased by 25%

(26% constant currency)
year-on-year to $1,42

5

million and the margin was

up by 200 basis
points to 17.5%. A key

driver for the increased

result was the
positive price development

in all business areas,

which more than
offset labor inflation

as well as some limited

cost inflation related to
commodities. Additional

support was provided by higher

volume
output triggered by

execution of the order backlog

.

Selling, general
and administrative

expenses declined in

relation to revenues to
17.0%, from 18.2%

last year. Operational

EBITA in Corporate

and
Other amounted

to -$143

million, of which -$67 million

related to
the E-mobility business,

hampered by some

inventory related
provisions as well as

technology investments

triggered by a shift
back to a more focused

product strategy to secure

a continued
leading market position.
Net finance expenses
Net finance expense

was $25 million and remained

largely stable
compared with last

year.
Income tax
Income tax expense

was $349 million with an

effective tax rate of
27.2%.
Net income and earnings

per share
Net income attributable

to ABB was $906

million and more than
doubled from last year

driven by improved operational

performance
and lower non-operational

items.

This resulted in basic earnings

per
share of $0.49,

up from $0.20 last year.
Operational EBITA
($ millions) Q2 2023 Q2 2022
Corporate and Other
E-mobility (67) (6)
Corporate costs, intersegment
eliminations and other
1
(76) (13)
Total (143) (19)
1 Majority of which relates to underlying corporate
Earnings

ABB

INTERIM

REPORT
I
Q2

2023

5
Net working capital
Net working capital

amounted to $4,585 million,

increasing
year-on-year from $3,663

million and sequentially

from
$4,164 million.

The sequential increase

was driven mainly
by higher receivables

triggered by high revenue

growth and
higher inventories to

support a positive book

-to-bill ratio. Net
working capital as

a percentage of revenues
1

was 14.7%,
up sequentially from 13.9%

.
Capital expenditures
Purchases of property,

plant and equipment and

intangible
assets amounted to

$180 million.

Net debt
Net debt
1

amounted to $4,165 million

at the end of the quarter
and decreased from $4,235

million year-on-year,

and
increased from $3,

826 million sequentially.

The sequential net
increase was mainly driven

by cash payments related

to the
dividend and the ongoing

share buyback program.
Cash flows
Cash flow from operating

activities was $760

million and
increased year-on-year

from $382 million. This

was driven by
improvements in the

Electrification and Motion

business areas
on the back of higher

earnings and a lower

build-up of net
working capital,

year-on-year,

mainly related to inventories.

Share buyback program
A share buyback program

of up to $1 billion was

launched on
April 3, 2023. During

the second quarter,

5,778,691 shares
were repurchased on

the second trading line

for approximately
$212 million. ABB’s

total number of issued

shares, including
shares held in treasury,

amounts to 1,882,002,575.
($ millions,

unless otherwise indicated)
Jun. 30
2023
Jun. 30
2022
Dec. 31
2022
Short term debt and current
maturities of long-term debt
3,849

2,830

2,535

Long-term debt
4,451

5,086

5,143

Total debt
8,300

7,916

7,678

Cash & equivalents
2,923

2,412

4,156

Restricted cash - current
19

23

18

Marketable securities and

short-term investments
1,193

945

725

Restricted cash - non-current –
301

–
Cash and marketable securities
4,135

3,681

4,899

Net debt (cash)*
4,165

4,235

2,779

Net debt (cash)* to EBITDA ratio
0.8

0.7

0.7

Net debt (cash)* to Equity ratio
0.31

0.34

0.21

*
At Jun. 30, 2023, Jun. 30, 2022 and Dec. 31, 2022,

net debt(cash) excludes net pension
(assets)/liabilities of $(328) million $(71) million and $(276)

million, respectively.
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I
Q2

2023

6
Orders and revenues
Customer activity was

yet again at a high level.

At $3,960
million,

orders increased by 1%

(3% comparable), up from

the
high base last year.
●
Order momentum was

strongest in the systems

-related
offering often linked

to the medium voltage segment

which
supported a strong

order growth in the Distribution
Solutions division.

Overall demand remained

firm in most
segments and was

particularly strong in segments

like data
centers and oil & gas.

Weakness was noted

in the buildings
segment where residential

construction declined

in all
regions.

Some weakness was recorded

in commercial
construction in China

and Germany,

while the US remained
broadly stable.
●
High order activity

in the Americas resulted

in regional
growth of 8% (8% comparable),

supported by a strong
increase in the United

States of 6% (6% comparable)

,
resulting in one

of the strongest quarters on

record. Orders
in Asia, Middle East

and Africa declined by 3%

(up 5%
comparable) with the

comparable demand

decline in China
more than offset by

strength in markets such as

India.
Europe declined by

4% (6% comparable) hampered

mainly
by a weak residential

construction market in

Germany.
●
Revenues improved by

9% (11% comparable)

to $3,735
million with double-digit

growth in all divisions except

Smart
Buildings and Installation

Products due mainly to the
adverse impact of residential

construction. Increased
volumes combined

with strong price development,
contributed more or

less equally to comparable

growth.
Profit
The second quarter

was an all-time-high period

for both absolute
Operational EBITA

of $787 million

and the Operational EBITA
margin of 21.1%, supported

by a significant gross margin
improvement. Profitability

improved in all but one division,

with the
strongest improvement

recorded in Distribution

Solutions which is
reaping the rewards

of order backlog execution

and structural
profitability efforts.
●
Positive price impact

more than offset labor

inflation, and the
margin was additionally

supported by a reduction

in raw materials
and freight costs,

year-on-year.
●
Higher volume output

in production supported

operational
leverage for an improved

Operational EBITA margin

.
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 3% 11%
FX -2% -2%
Portfolio changes 0% 0%
Total 1% 9%
—
Electrification
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2023 Q2 2022 US$ Comparable H1 2023 H1 2022 US$ Comparable
Orders 3,960 3,913 1% 3% 8,101 8,025 1% 4%
Order backlog 7,298 6,194 18% 19% 7,298 6,194 18% 19%
Revenues 3,735 3,414 9% 11% 7,325 6,650 10% 14%
Operational EBITA 787 605 30% 1,464 1,117 31%
as % of operational revenues
21.1% 17.6% +3.5 pts 20.0% 16.8% +3.2 pts
Cash flow from operating activities 697 456 53% 1,092 543 101%
No. of employees (FTE equiv.) 51,800 50,200 3%

ABB

INTERIM

REPORT
I
Q2

2023

7
Orders and revenues
Strong momentum in

the systems-related operations
supported the business

area order increase of 3%

(3%
comparable)

to $2,137 million, up from

the high comparable
level last year.
●
High customer activity

in the medium voltage

operations
triggered a strong order

growth in the System Drive

s

and
Large Motors

and Generators

divisions as well as in

the
tightly linked Service

business. This successfully

offset
softness in the more short

-cycle divisions.
●
Europe was up by

8% (4% comparable) and

the Americas
was up by 4% (1%

comparable) despite a decline

in the
United States. Asia,

Middle East and Africa

decreased by
3% (up 3% comparable)

as the slight comparable

decline in
China was more

than offset by strength

in markets such as
India.

●
Execution of the order

backlog led to very strong

revenue
growth of 22%

(22% comparable) to $1,9

81 million. Higher
volumes were the main

driver, along with

the robust price
impact triggered by

activities implemented

last year.

High
double-digit comparable

revenue growth was recorded

in
most divisions.
Profit

The 51% year-on-year

increase in Operational

EBITA to

$401 million, resulted

in the first ever quarter

with margin
surpassing 20% at

20.4%.
●
Earnings and margins

improved from last year

in most
divisions, including

Large Motors and Generators

that
benefitted from ongoing

focused self-help measures.

As a
result, all divisions

but one recorded double-digit

margins in the
quarter.
●
Strong price contribution

more than offset cost inflation

related
to labor,

commodities and freight

and was the main driver

of
the profitability increase

from last year.
●
The backlog execution

increased volume output

in production
which improved the

fixed cost coverage.
●
A positive divisional

mix contributed to the margin
improvement, supported

by a higher share of revenues
generated in the drives

-related operations.
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 3% 22%
FX -1% -1%
Portfolio changes 1% 1%
Total 3% 22%
—
Motion
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2023 Q2 2022 US$ Comparable H1 2023 H1 2022 US$ Comparable
Orders 2,137 2,079 3% 3% 4,399 4,281 3% 5%
Order backlog 5,322 4,568 17% 14% 5,322 4,568 17% 14%
Revenues 1,981 1,626 22% 22% 3,921 3,198 23% 25%
Operational EBITA 401 266 51% 767 540 42%
as % of operational revenues
20.4% 16.4% +4 pts 19.6% 16.9% +2.7 pts
Cash flow from operating activities 320 241 33% 469 239 96%
No. of employees (FTE equiv.) 22,200 20,800 7%

ABB

INTERIM

REPORT
I
Q2

2023

8
Orders and revenues
Customer activity remained

at a high level across the
segments, although

some hampering timing-related

effects
were noted. The project

pipeline in the market rema

ined
robust. Primarily the

spin-off of Accelleron

weighed on total
growth year-on-year,

which declined

by 8% (up 6%
comparable) to $1,669

million.
●
Market momentum

was positive across customer

segments
and especially strong

in the oil & gas segment

where the
United States stood

out on the positive side.

Good
developments were

also noted in the ports,

refining,
petrochemicals and

the energy-related low carbon
segments.

●
Both Europe and

Asia, Middle East and Africa

recorded a
positive comparable order

growth which more than

offset a
small decline in the

Americas, while total

growth was
weighed down primarily

by the portfolio change of
Accelleron.
●
All divisions contributed

strongly to the revenue

growth of 2%
(19% comparable)

to $1,553 million, with increased

volumes
being the main contributor

along with additional support

from
price.

Profit
Executing the order

backlog with a higher gross

margin supported
earnings growth of

7% from the same quarter

last year,

to
Operational EBITA

of $239

million. The Operational

EBITA margin
improved by 110

basis points to 15.4%,

just exceeding the previous
recent high.
●
Improved operational

performance in business

area Process
Automation helped

to more than offset

the impact of the
divestment of the

Accelleron business which supported

last
year’s margin by 190 basis

points.

●
Profitability improved

in all divisions except

for Marine & Ports
where the mix weighed

on performance due to

the absence of the
arctic marine propulsion

business. The Measurement

& Analytics
division recorded the

strongest margin improvement

to clearly
above the business

area average on the back

of good mix,
successful business segmentation

for improved transparency

and
performance actions,

including price.
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 6% 19%
FX -2% -2%
Portfolio changes -12% -15%
Total -8% 2%
—
Process Automation
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2023 Q2 2022 US$ Comparable H1 2023 H1 2022 US$ Comparable
Orders 1,669 1,819 -8% 6% 3,782 3,511 8% 29%
Order backlog 6,821 6,170 11% 17% 6,821 6,170 11% 17%
Revenues 1,553 1,529 2% 19% 2,989 3,035 -2% 17%
Operational EBITA 239 224 7% 444 420 6%
as % of operational revenues
15.4% 14.3% +1.1 pts 14.8% 13.7% +1.1 pts
Cash flow from operating activities 188 193 -3% 300 253 19%
No. of employees (FTE equiv.) 20,600 22,200 -7%

ABB

INTERIM

REPORT
I
Q2

2023

9
Orders and revenues
Orders

declined by 23%

(22% comparable)

year-on-year,

to
$850 million. Consistent

with the previous quarter,
customers normalized

order patterns,

adjusting to an
environment with shorter

delivery lead times as

supply
chain constraints eased

compared with last year.

Some
inventory adjustments

among customers put additional
sequential pressure

on orders, mainly in China.

These
impacts are expected

to persist into the third

quarter.
●
Orders declined

at a double-digit rate in both divisions

on
the back of stable development

in the automotive
segment against declines

in the other segments,
particularly in the

machine automation and electronics
segments.
●
Customer inventory

adjustments were most prominent

in
Asia, Middle East and

Africa where orders declined

by
33%

(29%

comparable),

weighed down by a significant
decline in China.

Europe also dropped by 23

%

(24%
comparable) while

the Americas recorded

an increase of
4% (4% comparable),

supported by good

momentum in
Canada and Mexico.

●
Execution of the high

order backlog drove

the strong
revenue

growth of 26% (27% comparable),

with a similar
pattern in both divisions.

While higher volumes were

the
main driver for growth,

pricing also contributed

materially on
the back of last year's

implemented actions.

Profit
Operational EBITA

more than doubled

to $141 million from
last year’s low level when

earnings were impacted

by Covid-
related shut-downs

and strained supply chain

s. Improved
operational performance

supported the 710

basis points
increase in Operational

EBITA margin,

to 15.3%, the highest
level in several years

.
●
Operational leverage

on higher volumes

in production was
the main driver for

higher earnings and marg

in.
●
Positive impact from

earlier implemented price

actions
significantly contributed

to the improved profitability.

Pricing
more than offset

inflation in labor with additional

support
from lower input and

freight costs.
●
Both divisions recorded

margins of above 15% in the
period.
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2023 Q2 2022 US$ Comparable H1 2023 H1 2022 US$ Comparable
Orders 850 1,109 -23% -22% 1,851 2,417 -23% -21%
Order backlog 2,657 2,728 -3% -2% 2,657 2,728 -3% -2%
Revenues 922 732 26% 27% 1,859 1,462 27% 31%
Operational EBITA 141 60 135% 281 109 158%
as % of operational revenues
15.3% 8.2% +7.1 pts 15.1% 7.4% +7.7 pts
Cash flow from operating activities 44 56 -21% 174 27 544%
No. of employees (FTE equiv.) 10,900 10,800 1%
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable -22% 27%
FX -1% -1%
Portfolio changes 0% 0%
Total -23% 26%
—
Robotics & Discrete Automation

ABB

INTERIM

REPORT
I
Q2

2023
10
Quarterly highlights
●
ABB is collaborating with

Lhyfe, a world pioneer

in the
production of renewable

hydrogen, and Skyborn, a

global
leader in renewable

energy, to

jointly realize and optimize
one of Europe’s

most ambitious renewable

hydrogen
projects ever,

SoutH2Port. Powered by

Skyborn’s
planned offshore

wind farm, the plant in Söderhamn,
Sweden, will produce

around 240 tons of hydrogen

per
day, equivalent

to around 1.8 million barrels

of oil per
annum. ABB will apply

critical expertise to optimize

the
integration of the hydrogen

and electricity production
across the entire ecosystem

including automation,
electrical and digital

technologies.
●
From June 17 to 25,

the Special Olympics World

Games
took place in Berlin

and for the first time in Germany
where 7,000 athletes

with diverse abilities from

more than
190 countries competed

in 26 sports with the motto
#Unbeatabletogether.

Around 150 ABB employees
volunteered to support

the athletes during the exciting
and inspiring competitions.

ABB Germany has been a
supporting partner

of the Special Olympics

at the local
and state levels games

for 23 years.
●
A pilot project between

ABB Robotics and US non-profit
organization Junglekeepers

demonstrated the role Cloud
technology can play

in making reforestation

faster, more
efficient and

scalable. ABB’s cobot

YuMi automated
planting tasks in a jungle

laboratory in the Amazon,
speeding the process

and allowing Junglekeepers’
volunteers to focus

on more impactful work.

Through ABB
RobotStudio Cloud

technology,

ABB experts simulated,
refined and deployed

the programming required

for
YuMi’s tasks

in the jungle from 12,000

kms away in
Sweden – enabling

the world’s most remote

robot.

●
ABB has won a 2023

Global Water Award

in the category
“Smart Water

Project of the Year”

for its collaboration with
Wellington Water,

the water services provider

for the
Wellington region

of New Zealand. ABB’s

state-of-the-art
instrumentation technology

and variable frequency drives
enables Wellington

Water to measure

and store data about
the water flow in real

time and delivers up to 10%

in energy
savings per month.
●
In May 2023, ABB E-mobility

and Scania successfully
undertook a first

test for the development of

a megawatt
charging system, representing

the next milestone in

the
development of an

efficient, high power

charging solution
for heavy duty vehicles.

The technology will enable

half the
charging time for heavy

duty vehicles. Developing

a
solution to fast charge

these commercial electric

vehicles,
which will also deliver

significant range, is a

major step
towards increasing

sales of heavy-duty vehicles

that can be
driven fossil-free.
Q2 2023 Q2 2022 CHANGE 12M ROLLING
CO
₂
e own operations emissions,

Ktons scope 1 and 2
1,3
52 73 -28% 201
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
2
0.12 0.17 -32% 0.13
Share of females in senior management
positions, %
20.2 16.8 +3.4 pts 18.6
1 CO
₂

equivalent emissions from site, energy use, SF
₆

and fleet, previous quarter
2
Current quarter Includes all incidents reported until

July 10, 2023
3
Q2 2022 emission data was restated from 88.8 to

72.6 Ktons of CO
₂
e to reflect the application of green energy

certificates retrospectively.
Q2 outcome
●
28% reduction of CO
₂
e emissions in own opera

tions
mainly driven by shifting to

green electricity in our
operations.
●
32% decrease in LTIFR

due to a decrease in incidents

in
absolute numbers.
●
3.4%-points increase in share of women

in senior
management,

demonstrating strong progress

towards our
target.
—
Sustainability

ABB

INTERIM

REPORT
I
Q2

2023
11
During Q2 2023
●
On April 3, ABB launch

ed its previously announced

new
share buyback program

of up to $1 billion. The

maximum
number of shares that

may be repurchased

under this new
program on any given

trading day is 762,196.
●
On April 25, ABB announced

its plans to delist its
American Depositary

Receipts (ADRs) from the

New York
Stock Exchange

(NYSE), and ultimately

to seek to
deregister its ADRs and

the underlying shares under

the
US Securities Act of 1934

(The Securities Exchange

Act).
The delisting became

effective on May

23 and the ADR
program was converted

into a sponsored Level I

ADR
program, trading on

the US over-the-counter (OTC)
market.
●
On June 7, ABB announced

that following the completion
of the cancellation of

82,742,500 of its shares,

ABB held
20,845,438 of its own

shares, which corresponds

to 1.1
percent of total share

capital and voting rights

in the
company.

This includes 4,269,700

shares purchased for
capital reduction.

ABB’s total number of

issued shares,
including shares held

in treasury,

amounts to
1,882,002,575.
After Q2 2023
●
On July 3, ABB announced

the closing of the divestment
of Power Conversion

division at around $500

million. As
a result, ABB expect

s

to record a non-operational

book
gain estimated at appr

oximately $50 million

in Income
from operations in the

third quarter of 2023.

With this
transaction, ABB has

completed all divisional

portfolio
divestments announced

at the end of 2020.
The demand for

ABB’s offering remained

strong in the first six
months of 2023.

Weakness in the residential

construction
market and some softening

in the short-cycle business

from last
year's high level

was offset by strong momentum

in the long-
cycle business driven

predominantly by the

medium voltage
segment and process

related industries. Orders

increased in
three out of four

business areas and remained

stable (up 6%
comparable) for

ABB at $18,11

7

million. Revenues supported
by strong backlog execution

amounted to $16,022 million,

up by
13% (19% comparable),

overall implying a book

-to-bill of 1.13.
Income from operations

amounted to $2,496

million, up from
$1,444 million in

the first half 2022, mostly

reflecting improved
operational performance.

Additionally, the

result in the same
period last year included

charges totalling approximately

$250
million triggered by

the exit of a legacy project

in non-core
and the decision

to exit Russian operations.
Operational EBITA

improved by 27

%

year-on-year to
$2,702

million and the Operational

EBITA margin increased

by
200

basis points to 16.9%, significantly

higher in all business
areas compared

to the same period last

year. Performance

was
driven by operating leverage

from backlog execution

as well as
benefits from successful

price management,

which more than
offset cost inflation

mainly related to labor.

Corporate and Other
Operational EBITA

amounted to

-$254

million, out of which -$95
million related to

the E-mobility business, which

was hampered
by some inventory

related provisions as

well as technology
investments triggered

by a shift back to a more

focused product
strategy to secure a

continued leading market

position.
Net finance expenses

increased $17 million

to $46 million, while
non-operational pension

credits declined by $53

million to
$15

million compared to the

same period last year,

mainly due
to higher interest rates.

Income tax expense was $468

million
with a tax rate of 19.0%,

including a net benefit from the
favorable resolution

of a prior year tax matter relating

to the
divestment of the

Power Grids business.
Net income attributable

to ABB was $1,942

million, up from
$983 million year-on

-year. Basic earnings

per share was
$1.04 more than doubling

from the same period

last year.
Significant events
First six months 2023

ABB

INTERIM

REPORT
I
Q2

2023
12
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than

$50 million.
1
Represents the estimated revenues for the last fiscal

year prior to the announcement of the respective

acquisition/divestment unless otherwise stated.
Divestments Company/unit Closing date Revenues, $ million
1
No. of employees
2023
Process Automation UK technical engineering consultancy business 1-May ~20 160
2022
Hitachi Energy JV (Power Grids, 19.9% stake) 28-Dec
ABB Group Q1 2022 Q2 2022 Q3 2022 Q4 2022 FY 2022 Q1 2023 Q2 2023
EBITDA, $ in million 1,067 794 906 1,384 4,151 1,389 1,494
Return on Capital Employed, % n.a. n.a. n.a. n.a. 16.50 n.a. n.a.
Net debt/Equity 0.20 0.34 0.34 0.21 0.21 0.30 0.31
Net debt/ EBITDA 12M rolling 0.4 0.7 0.7 0.7 0.7 0.9 0.8
Net working capital, % of 12M rolling revenues 12.1% 12.8% 11.7% 11.1% 11.1% 13.9% 14.7%
Earnings per share, basic, $ 0.31 0.20 0.19 0.61 1.30 0.56 0.49
Earnings per share, diluted, $ 0.31 0.20 0.19 0.60 1.30 0.55 0.48
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.84 n.a. n.a.
Share price at the end of period, CHF
1
29.12 24.57 24.90 28.06 28.06 31.37 35.18
Share price at the end of period, $
1
30.76 25.43 24.41 30.46 30.46 34.30 39.32
Number of employees (FTE equivalents) 104,720 106,380 106,830 105,130 105,130 106,170 108,320
No. of shares outstanding at end of period (in millions) 1,929 1,892 1,875 1,865 1,865 1,862 1,860
1
Data prior to October 3, 2022, has been adjusted for

the Accelleron spin-off (Source: FactSet).
Additional figures
Additional 2023 guidance
($ in millions, unless otherwise stated) FY 2023
Net finance expenses
~(130)
from ~(150)
Effective tax rate
~21%

4
unchanged
Capital Expenditures
~(800)
unchanged
($ in millions, unless otherwise stated) FY 2023
1
Q3 2023
Corporate and Other Operational EBITA
2
~(300) ~(75)
unchanged
Non-operating items
Acquisition-related amortization
~(220) ~(55)
unchanged
Restructuring and related
3
~(150) ~(40)
unchanged
ABB Way transformation
~(180) ~(50)
unchanged
1
Excludes one project estimated to a total of ~$100

million, that is ongoing in the non-core business. Exact

exit timing is difficult to assess due to legal proceedings

etc.
2 Excludes Operational EBITA from E-mobility business.
3
Includes restructuring and restructuring-related as

well as separation costs.
4
Includes net positive tax impact of $206 million linked

to a favorable resolution of certain prior year tax matters

in Q1 2023 but excludes the impact of acquisitions

or divestments or any
significant non-operational items.
Acquisitions Company/unit Closing date Revenues, $ million
1
No. of employees
2023
Electrification Eve Systems 1-Jun ~20 50
Motion Siemens low voltage NEMA Motors 2-May ~60 600
2022
Motion
PowerTech Converter

business
1-Dec ~60 300
Electrification ASKI Industrie Elektronik GmbH 3-Oct ~2 16
Electrification
Numocity Technologies

Private Ltd. (majority stake)
22-Jul <1 20
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I
Q2

2023
13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2023

October 18

Q3 2023 results
November 30

Capital Markets Day

in Frosinone, Italy
This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this

release titled “CEO summary,”

“Outlook,” “Earnings,”
“Balance sheet & cash

flow,” “Sustainability” and
“Significant events”.

These statements are based

on current
expectations, estimates

and projections about the

factors
that may affect

our future performance,

including global
economic conditions,

the economic conditions

of the
regions and industries

that are major markets for

ABB.
These expectations, estimates

and projections are generally
identifiable by statements

containing words such as
“anticipates,” “expects,”

“estimates,” “plans,” “targets

,”
“likely” or similar expressions.

However, there

are many
risks and uncertainties,

many of which are beyond

our
control, that could cause

our actual results to differ
materially from the

forward-looking information

and
statements
made in this press

release and which could

affect our ability
to achieve any or all of

our stated targets. Some important
factors that could cause

such differences include,

among
others, business risks

associated with the volatile

global
economic environment

and political conditions,

costs
associated with compliance

activities, market acceptance

of
new products and services,

changes in governmental
regulations and currency

exchange rates and such

other
factors as may be discussed

from time to time in

ABB Ltd’s
filings with the U.S. Securities

and Exchange Commission,
including its Annual

Reports on Form 20-F.

Although ABB
Ltd believes that

its expectations reflected in

any such
forward looking statement

are based upon reasonable
assumptions, it can

give no assurance that those
expectations will be

achieved.
The Q2 2023

results press release

and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

today at 10:00 a.m. CET.
To

pre-register for the conference

call or to join the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Important notice about forward-looking information
Q2 results presentation on July 20, 2023
ABB

(ABBN: SIX Swiss

Ex) is a technology leader

in electrification and automation,

enabling a more sustainable

and
resource-efficient future.

The company’s solutions

connect engineering know

-how and software

to optimize how
things are manufactured,

moved, powered and operated.

Building on more than 130

years of excellence,
ABB’s ~105,000 employees

are committed to driving innovations

that accelerate industrial

transformation.

Q2 2023 FINANCIAL INFORMATION
July 20, 2023
Q2 2023
Financial information

Q2 2023 FINANCIAL INFORMATION
—
Financial

Information
Contents
03
─ 07

Key Figures
08 ─
33

Consolidated Financial Information

(unaudited)

34 ─
46

Supplemental Reconciliations and Definitions

Q2 2023 FINANCIAL INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q2 2023 Q2 2022 US$ Comparable
(1)
Orders 8,667 8,807 -2% 2%
Order backlog (end June) 21,938 19,477 13% 14%
Revenues 8,163 7,251 13% 17%
Gross Profit 2,888 2,290 26%
as % of revenues 35.4% 31.6% +3.8 pts
Income from operations 1,298 587 121%
Operational EBITA
(1)
1,425 1,136 25% 26%
(2)
as % of operational revenues
(1)
17.5% 15.5% +2 pts
Income from continuing operations, net of tax 932 406 130%
Net income attributable to ABB 906 379 139%
Basic earnings per share ($) 0.49 0.20 145%
(3)
Cash flow from operating activities
(4)
760 382 99%
Cash flow from operating activities in continuing operations 759 385 97%
CHANGE
($ in millions, unless otherwise indicated)
H1 2023 H1 2022 US$ Comparable
(1)
Orders 18,117 18,180 0% 6%
Revenues 16,022 14,216 13% 19%
Gross Profit 5,604 4,571 23%
as % of revenues 35.0% 32.2% +2.8 pts
Income from operations 2,496 1,444 73%
Operational EBITA
(1)
2,702 2,133 27% 29%
(2)
as % of operational revenues
(1)
16.9% 14.9% +2 pts
Income from continuing operations, net of tax 1,997 1,049 90%
Net income attributable to ABB 1,942 983 98%
Basic earnings per share ($) 1.04 0.51 104%
(3)
Cash flow from operating activities
(4)
1,042 (191) n.a.
Cash flow from operating activities in continuing operations 1,043 (179) n.a.
(1)

For a reconciliation of non-GAAP measures see “
Supplemental Reconciliations and Definitions
” on page 34.
(2)

Constant currency (not adjusted for portfolio changes).
(3)

EPS growth rates are computed using unrounded amounts.
(4)

Cash flow from operating activities includes both continuing and discontinued operations.

Q2 2023 FINANCIAL INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q2 2023 Q2 2022 US$ Local Comparable
Orders

ABB Group 8,667 8,807 -2% 0% 2%
Electrification 3,960 3,913 1% 3% 3%
Motion 2,137 2,079 3% 4% 3%
Process Automation 1,669 1,819 -8% -6% 6%
Robotics & Discrete Automation 850 1,109 -23% -22% -22%
Corporate and Other

264 77
Intersegment eliminations (213) (190)
Order backlog (end June) ABB Group 21,938 19,477 13% 13% 14%
Electrification 7,298 6,194 18% 19% 19%
Motion 5,322 4,568 17% 16% 14%
Process Automation 6,821 6,170 11% 12% 17%
Robotics & Discrete Automation 2,657 2,728 -3% -2% -2%
Corporate and Other

(incl. intersegment eliminations) (160) (183)
Revenues

ABB Group 8,163 7,251 13% 14% 17%
Electrification 3,735 3,414 9% 11% 11%
Motion 1,981 1,626 22% 23% 22%
Process Automation 1,553 1,529 2% 4% 19%
Robotics & Discrete Automation 922 732 26% 27% 27%
Corporate and Other

177 140
Intersegment eliminations (205) (190)
Income from operations ABB Group 1,298 587
Electrification 713 474
Motion 380 231
Process Automation 270 175
Robotics & Discrete Automation 119 43
Corporate and Other
(incl. intersegment eliminations) (184) (336)
Income from operations % ABB Group 15.9% 8.1%
Electrification 19.1% 13.9%
Motion 19.2% 14.2%
Process Automation 17.4% 11.4%
Robotics & Discrete Automation 12.9% 5.9%
Operational EBITA ABB Group 1,425 1,136 25% 26%
Electrification 787 605 30% 33%
Motion 401 266 51% 51%
Process Automation 239 224 7% 9%
Robotics & Discrete Automation 141 60 135% 141%
Corporate and Other
(1)
(incl. intersegment eliminations) (143) (19)
Operational EBITA %

ABB Group 17.5% 15.5%
Electrification 21.1% 17.6%
Motion 20.4% 16.4%
Process Automation 15.4% 14.3%
Robotics & Discrete Automation 15.3% 8.2%
Cash flow from operating activities ABB Group 760 382
Electrification 697 456
Motion 320 241
Process Automation 188 193
Robotics & Discrete Automation 44 56
Corporate and Other

(incl. intersegment eliminations) (490) (561)
Discontinued operations 1 (3)
(1) Corporate and Other at Q2 2023 and Q2 2022 includes losses of $67 million and $6 million, respectively, relating to E-mobility.

Q2 2023 FINANCIAL INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
H1 2023 H1 2022 US$ Local Comparable
Orders

ABB Group 18,117 18,180 0% 3% 6%
Electrification 8,101 8,025 1% 4% 4%
Motion 4,399 4,281 3% 6% 5%
Process Automation 3,782 3,511 8% 12% 29%
Robotics & Discrete Automation 1,851 2,417 -23% -21% -21%
Corporate and Other 460 382
Intersegment eliminations (476) (436)
Order backlog (end June) ABB Group 21,938 19,477 13% 13% 14%
Electrification 7,298 6,194 18% 19% 19%
Motion 5,322 4,568 17% 16% 14%
Process Automation 6,821 6,170 11% 12% 17%
Robotics & Discrete Automation 2,657 2,728 -3% -2% -2%
Corporate and Other
Intersegment eliminations (160) (183)
Revenues

ABB Group 16,022 14,216 13% 16% 19%
Electrification 7,325 6,650 10% 14% 14%
Motion 3,921 3,198 23% 26% 25%
Process Automation 2,989 3,035 -2% 2% 17%
Robotics & Discrete Automation 1,859 1,462 27% 31% 31%
Corporate and Other 346 254
Intersegment eliminations (418) (383)
Income from operations ABB Group 2,496 1,444
Electrification 1,368 955
Motion 733 485
Process Automation 470 326
Robotics & Discrete Automation 234 65
Corporate and Other
(incl. intersegment eliminations) (309) (387)
Income from operations % ABB Group 15.6% 10.2%
Electrification 18.7% 14.4%
Motion 18.7% 15.2%
Process Automation 15.7% 10.7%
Robotics & Discrete Automation 12.6% 4.4%
Operational EBITA ABB Group 2,702 2,133 27% 29%
Electrification 1,464 1,117 31% 35%
Motion 767 540 42% 46%
Process Automation 444 420 6% 10%
Robotics & Discrete Automation 281 109 158% 172%
Corporate and Other
(1)
(incl. intersegment eliminations) (254) (53)
Operational EBITA %

ABB Group 16.9% 14.9%
Electrification 20.0% 16.8%
Motion 19.6% 16.9%
Process Automation 14.8% 13.7%
Robotics & Discrete Automation 15.1% 7.4%
Cash flow from operating activities ABB Group 1,042 (191)
Electrification 1,092 543
Motion 469 239
Process Automation 300 253
Robotics & Discrete Automation 174 27
Corporate and Other
(incl. intersegment eliminations) (992) (1,241)
Discontinued operations (1) (12)
(1) Corporate and Other at H1 2023 and H1 2022 includes losses of $95 million and $8 million, respectively, relating to E-mobility.

Q2 2023 FINANCIAL INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q2 23 Q2 22 Q2 23 Q2 22 Q2 23 Q2 22 Q2 23 Q2 22 Q2 23 Q2 22
Revenues 8,163 7,251 3,735 3,414 1,981 1,626 1,553 1,529 922 732
Foreign exchange/commodity timing
differences in total revenues (10) 70 2 18 (11) (4) – 32 (1) 1
Operational revenues 8,153 7,321 3,737 3,432 1,970 1,622 1,553 1,561 921 733
Income from operations 1,298 587 713 474 380 231 270 175 119 43
Acquisition-related amortization 55 59 22 28 9 7 2 1 19 19
Restructuring, related and

implementation costs
(1)
13 264 4 8 1 – 2 – – 2
Changes in obligations related to

divested businesses (8) (3) 1 – – – – – – –
Gains and losses from sale of businesses (26) 4 – – – 4 (26) – – –
Acquisition- and divestment-related

expenses and integration costs 26 50 12 10 8 3 (2) 36 2 2
Certain other non-operational items 41 65 6 20 1 – – – 1 (1)
Foreign exchange/commodity timing
differences in income from operations 26 110 29 65 2 21 (7) 12 – (5)
Operational EBITA 1,425 1,136 787 605 401 266 239 224 141 60
Operational EBITA margin (%) 17.5% 15.5% 21.1% 17.6% 20.4% 16.4% 15.4% 14.3% 15.3% 8.2%
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) H1 23 H1 22 H1 23 H1 22 H1 23 H1 22 H1 23 H1 22 H1 23 H1 22
Revenues 16,022 14,216 7,325 6,650 3,921 3,198 2,989 3,035 1,859 1,462
Foreign exchange/commodity timing
differences in total revenues (26) 67 (20) 8 (11) (1) 10 31 – 6
Operational revenues 15,996 14,283 7,305 6,658 3,910 3,197 2,999 3,066 1,859 1,468
Income from operations 2,496 1,444 1,368 955 733 485 470 326 234 65
Acquisition-related amortization 109 119 44 56 17 15 3 2 39 40
Restructuring, related and
implementation costs
(1)
41 280 12 10 2 8 4 5 – 3
Changes in obligations related to

divested businesses (5) (17) 1 – – – – – – –
Gains and losses from sale of businesses (26) 4 – – – 4 (26) – – –
Acquisition- and divestment-related

expenses and integration costs 45 109 19 28 12 8 1 69 4 3
Certain other non-operational items 40 99 9 23 3 – – – 3 (1)
Foreign exchange/commodity timing
differences in income from operations 2 95 11 45 – 20 (8) 18 1 (1)
Operational EBITA 2,702 2,133 1,464 1,117 767 540 444 420 281 109
Operational EBITA margin (%) 16.9% 14.9% 20.0% 16.8% 19.6% 16.9% 14.8% 13.7% 15.1% 7.4%
(1)

Includes impairment of certain assets.

Q2 2023 FINANCIAL INFORMATION
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q2 23 Q2 22 Q2 23 Q2 22 Q2 23 Q2 22 Q2 23 Q2 22 Q2 23 Q2 22
Depreciation 129 136 64 65 27 26 12 16 14 15
Amortization 67 71 27 34 10 9 3 3 20 20
including total acquisition-related amortization of: 55 59 22 28 9 7 2 1 19 19
Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) H1 23 H1 22 H1 23 H1 22 H1 23 H1 22 H1 23 H1 22 H1 23 H1 22
Depreciation 254 272 126 129 53 53 23 34 29 30
Amortization 133 145 54 68 20 18 5 6 40 41
including total acquisition-related amortization of: 109 119 44 56 17 15 3 2 39 40
Orders received and revenues by region
($ in millions, unless otherwise indicated) Orders received CHANGE Revenues CHANGE
Com- Com-
Q2 23 Q2 22 US$ Local parable Q2 23 Q2 22 US$ Local parable
Europe 2,931 2,958 -1% -1% 1% 2,935 2,508 17% 16% 20%
The Americas 3,209 3,050 5% 5% 6% 2,815 2,397 17% 17% 19%
of which United States 2,319 2,234 4% 4% 4% 2,092 1,746 20% 20% 21%
Asia, Middle East and Africa 2,527 2,799 -10% -4% -1% 2,413 2,346 3% 9% 13%
of which China 1,194 1,409 -15% -10% -9% 1,174 1,163 1% 6% 9%
ABB Group 8,667 8,807 -2% 0% 2% 8,163 7,251 13% 14% 17%
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
H1 23 H1 22 US$ Local parable H1 23 H1 22 US$ Local parable
Europe 6,513 6,492 0% 3% 6% 5,807 5,026 16% 18% 21%
The Americas 6,194 5,947 4% 4% 6% 5,468 4,566 20% 20% 22%
of which United States 4,449 4,459 0% 0% 1% 4,076 3,328 22% 23% 24%
Asia, Middle East and Africa 5,410 5,741 -6% 2% 5% 4,747 4,624 3% 11% 15%
of which China 2,549 2,946 -13% -8% -6% 2,328 2,263 3% 10% 12%
ABB Group 18,117 18,180 0% 3% 6% 16,022 14,216 13% 16% 19%

Q2 2023 FINANCIAL INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Six months ended Three months ended
($ in millions, except per share data in $)
Jun. 30, 2023 Jun. 30, 2022 Jun. 30, 2023 Jun. 30, 2022
Sales of products 13,530 11,762 6,886 6,013
Sales of services and other 2,492 2,454 1,277 1,238
Total revenues 16,022 14,216 8,163 7,251
Cost of sales of products (8,946) (8,222) (4,528) (4,254)
Cost of services and other (1,472) (1,423) (747) (707)
Total cost of sales (10,418) (9,645) (5,275) (4,961)
Gross profit 5,604 4,571 2,888 2,290
Selling, general and administrative expenses (2,727) (2,556) (1,388) (1,317)
Non-order related research and development expenses (637) (572) (333) (295)
Other income (expense), net 256 1 131 (91)
Income from operations 2,496 1,444 1,298 587
Interest and dividend income 78 33 38 20
Interest and other finance expense (124) (62) (63) (40)
Non-operational pension (cost) credit 15 68 8 32
Income from continuing operations before taxes 2,465 1,483 1,281 599
Income tax expense (468) (434) (349) (193)
Income from continuing operations, net of

tax
1,997 1,049 932 406
Loss from discontinued operations, net of tax (9) (20) (4) (9)
Net income 1,988 1,029 928 397
Net income attributable to noncontrolling interests and

redeemable noncontrolling interests (46) (46) (22) (18)
Net income attributable to ABB 1,942 983 906 379
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,951 1,003 910 388
Loss from discontinued operations, net of tax (9) (20) (4) (9)
Net income 1,942 983 906 379
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 1.05 0.52 0.49 0.20
Loss from discontinued operations, net of tax 0.00 (0.01) 0.00 0.00
Net income 1.04 0.51 0.49 0.20
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 1.04 0.52 0.49 0.20
Loss from discontinued operations, net of tax 0.00 (0.01) 0.00 0.00
Net income 1.04 0.51 0.48 0.20
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 1,861 1,922 1,862 1,909
Diluted earnings per share attributable to ABB shareholders 1,873 1,935 1,873 1,918
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2023 FINANCIAL INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Six months ended Three months ended
($ in millions)
Jun. 30, 2023 Jun. 30, 2022 Jun. 30, 2023 Jun. 30, 2022
Total comprehensive income, net of

tax
1,914 708 761 131
Total comprehensive income

attributable to noncontrolling interests and

redeemable noncontrolling interests, net of tax (43) (26) (13) (3)
Total comprehensive income attributable

to ABB shareholders, net of tax
1,871 682 748 128
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Jun. 30, 2023 Dec. 31, 2022
Cash and equivalents 2,923 4,156
Restricted cash 19 18
Marketable securities and short-term investments 1,193 725
Receivables, net 7,481 6,858
Contract assets 1,010 954
Inventories, net 6,448 6,028
Prepaid expenses 290 230
Other current assets 500 505
Current assets held for sale and in discontinued operations 628 96
Total current assets 20,492 19,570
Property, plant and equipment, net 3,923 3,911
Operating lease right-of-use assets 852 841
Investments in equity-accounted companies 154 130
Prepaid pension and other employee benefits 964 916
Intangible assets, net 1,257 1,406
Goodwill 10,420 10,511
Deferred taxes 1,320 1,396
Other non-current assets 474 467
Total assets 39,856 39,148
Accounts payable, trade 4,881 4,904
Contract liabilities 2,394 2,216
Short-term debt and current maturities of long-term debt 3,849 2,535
Current operating leases 223 220
Provisions for warranties 1,076 1,028
Other provisions 1,124 1,171
Other current liabilities 4,277 4,323
Current liabilities held for sale and in discontinued operations 207 132
Total current liabilities 18,031 16,529
Long-term debt 4,451 5,143
Non-current operating leases 652 651
Pension and other employee benefits 721 719
Deferred taxes 699 729
Other non-current liabilities 1,853 2,085
Non-current liabilities held for sale and in discontinued operations 20 20
Total liabilities 26,427 25,876
Commitments and contingencies
Redeemable noncontrolling interest 89 85
Stockholders’ equity:
Common stock, CHF 0.12 par value
(1,882 million and 1,965 million shares issued at June 30,

2023, and December 31, 2022, respectively)
163 171
Additional paid-in capital 11 141
Retained earnings 17,958 20,082
Accumulated other comprehensive loss (4,627) (4,556)
Treasury stock, at cost
(22 million and 100 million shares at June 30, 2023, and December

31, 2022, respectively)
(709) (3,061)
Total ABB stockholders’ equity 12,796 12,777
Noncontrolling interests 544 410
Total stockholders’ equity 13,340 13,187
Total liabilities and stockholders’

equity
39,856 39,148
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Six months ended Three months ended
($ in millions)
Jun. 30, 2023 Jun. 30, 2022 Jun. 30, 2023 Jun. 30, 2022
Operating activities:
Net income 1,988 1,029 928 397
Loss from discontinued operations, net of tax 9 20 4 9
Adjustments to reconcile net income (loss) to

net cash provided by (used in) operating activities:
Depreciation and amortization 387 417 196 207
Changes in fair values of investments (24) (15) (11) 9
Pension and other employee benefits (12) (83) (13) (37)
Deferred taxes 37 (148) 11 (32)
Loss (income) from equity-accounted companies 7 62 – 14
Net loss (gain) from derivatives and foreign exchange (54) 77 (17) 105
Net gain from sale of property,

plant and equipment
(33) (55) (7) (23)
Net loss (gain) from sale of businesses (26) 4 (26) 4
Other 92 63 65 27
Changes in operating assets and liabilities:
Trade receivables, net (667) (621) (301) (304)
Contract assets and liabilities 79 252 69 145
Inventories, net (450) (1,083) (186) (541)
Accounts payable, trade (2) 213 (29) 206
Accrued liabilities (202) (255) 122 135
Provisions, net 56 126 16 179
Income taxes payable and receivable (86) (52) 29 (66)
Other assets and liabilities, net (56) (130) (91) (49)
Net cash provided by (used in) operating activities – continuing operations
1,043 (179) 759 385
Net cash provided by (used in) operating activities – discontinued

operations
(1) (12) 1 (3)
Net cash provided by (used in) operating activities 1,042 (191) 760 382
Investing activities:
Purchases of investments (760) (256) (100) (128)
Purchases of property, plant and

equipment and intangible assets
(331) (338) (180) (151)
Acquisition of businesses (net of cash acquired)
and increases in cost-

and equity-accounted companies
(135) (179) (116) (34)
Proceeds from sales of investments 176 506 156 201
Proceeds from maturity of investments 138 – 138 –
Proceeds from sales of property,

plant and equipment
57 66 26 31
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost-

and equity-accounted companies
43 (13) 43 (13)
Net cash from settlement of foreign currency derivatives (18) 56 (54) (10)
Changes in loans receivable, net 1 9 (7) (2)
Other investing activities 9 (17) 10 (16)
Net cash used in investing activities – continuing operations (820) (166) (84) (122)
Net cash used in investing activities – discontinued

operations
(21) (91) (16) (70)
Net cash used in investing activities (841) (257) (100) (192)
Financing activities:
Net changes in debt with original maturities of 90 days or less (35) 1,191 679 (114)
Increase in debt 1,648 3,181 15 639
Repayment of debt (1,128) (1,483) (1,092) (1,442)
Delivery of shares 96 370 1 –
Purchase of treasury stock (476) (2,661) (202) (1,100)
Dividends paid (1,713) (1,698) (419) (809)
Dividends paid to noncontrolling shareholders (83) (76) (80) (75)
Proceeds from issuance of subsidiary shares 328 – (13) –
Other financing activities – (53) (12) (19)
Net cash used in financing activities – continuing

operations
(1,363) (1,229) (1,123) (2,920)
Net cash provided by financing activities – discontinued

operations
– – – –
Net cash used in financing activities (1,363) (1,229) (1,123) (2,920)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(42) (76) (37) (80)
Adjustment for the net change in cash and equivalents and restricted cash
in Assets held for sale (28) – (15) –
Net change in cash and equivalents and restricted cash (1,232) (1,753) (515) (2,810)
Cash and equivalents and restricted cash, beginning of period 4,174 4,489 3,457 5,546
Cash and equivalents and restricted cash, end of period 2,942 2,736 2,942 2,736
Supplementary disclosure of cash flow information:
Interest paid 108 36 60 27
Income taxes paid 527 638 320 298
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2022 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Net income
(1)
983 983 48 1,031
Foreign currency translation
adjustments, net of tax of $1 (392) (392) (22) (414)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(4) (17) (17) (17)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $37 106 106 106
Change in derivative instruments
and hedges, net of tax of $2 2 2 2
Changes in noncontrolling interests (2) (2) (13) (15)
Dividends to
noncontrolling shareholders – (74) (74)
Dividends to shareholders (1,700) (1,700) (1,700)
Cancellation of treasury shares (8) (4) (2,864) 2,876 – –
Share-based payment arrangements 28 28 28
Purchase of treasury stock (2,693) (2,693) (2,693)
Delivery of shares (38) (130) 538 370 370
Other 6 6 6
Balance at June 30, 2022 171 12 18,767 (4,389) (2,290) 12,271 315 12,586
Balance at January 1, 2023 171 141 20,082 (4,556) (3,061) 12,777 410 13,187
Net income
(1)
1,942 1,942 47 1,989
Foreign currency translation
adjustments, net of tax of $(2) (76) (76) (3) (79)
Effect of change in fair value of
available-for-sale securities,
net of tax of $2 7 7 7
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $4 (5) (5) (5)
Change in derivative instruments
and hedges, net of tax of $1 3 3 3
Issuance of subsidiary shares 170 170 168 338
Other changes in
noncontrolling interests (6) (6) 4 (2)
Dividends to
noncontrolling shareholders – (84) (84)
Dividends to shareholders (1,706) (1,706) (1,706)
Cancellation of treasury shares (7) (201) (2,359) 2,567 – –
Share-based payment arrangements 62 62 1 63
Purchase of treasury stock (464) (464) (464)
Delivery of shares (153) 249 96 96
Other (3) (3) (3)
Balance at June 30, 2023 163 11 17,958 (4,627) (709) 12,796 544 13,340
(1) Amounts attributable to noncontrolling interests for the six months ended June 30, 2023 and 2022, exclude net losses of $2 million and $2 million, respectively, related to redeemable noncontrolling interests, which are reported in the mezzanine equity section on the Consolidated Balance Sheets. See Note 4 for details.
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2023 FINANCIAL INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a technology

leader in electrification and automation, enabling a more sustainable

and
resource-efficient future. The Company’s solutions connect

engineering know-how and software to optimize how things

are manufactured, moved, powered and
operated.
The Company’s Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP

for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2022.
The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and

estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects where revenue is recognized over time,

as well as the amount of variable consideration the

Company expects to be entitled to,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and in testing goodwill

for impairment,
●
estimates and assumptions used in determining the fair

values of assets and liabilities assumed in business

combinations, and
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interests

and certain obligations in connection with
divestments.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification

of current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as

its operating cycle. Accordingly,

there are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one

year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.
Certain amounts reported in the Consolidated Financial Information for prior periods have been reclassified to conform to the

current year’s presentation. These
changes relate primarily to the reorganization of the Company’s operating segments (see Note 17 for details).

Q2 2023 FINANCIAL INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Disclosure about supplier finance program obligations
In January 2023, the Company adopted an accounting standard

update which requires entities to disclose information related to supplier finance programs. Under
the update, the Company is required to disclose annually

(i) the key terms of the program, (ii) the amount of the supplier finance obligations outstanding and where
those obligations are presented in the balance sheet at the reporting date, and (iii) a rollforward of the supplier finance obligation program within the reporting
period. The Company adopted this update retrospectively for all in-scope transactions, with the exception of the rollforward disclosures, which will be adopted
prospectively for annual periods beginning January 1, 2024.

Apart from the additional disclosure requirements, this

update does not have a significant impact on
the Company’s consolidated financial statements.
The total outstanding supplier finance obligation included in “Accounts payable, trade” in the Consolidated Balance Sheets

at June 30, 2023 and December 31,
2022, amounted to $457 million and $477 million, respectively.

The Company’s payment terms related to suppliers’

finance programs are not impacted by the
suppliers’ decisions to sell amounts under the arrangements

and are typically consistent with local market practices.
Facilitation of the effects of reference rate reform on financial reporting
In January 2023, the Company adopted an accounting standard

update which provides temporary optional expedients and

exceptions to the current guidance on
contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market

transition from the London Interbank Offered
Rate (LIBOR) and other interbank offered rates to alternative reference rates. The Company is applying this standard

update as relevant contract and hedge
accounting relationship modifications are made during the course of the transition period ending December 31, 2024. This

update does not have a significant
impact on the Company’s consolidated financial statements.
─
Note 3
Discontinued operations and assets held for sale
Divestment of the Power Grids business
In 2020, the Company completed the divestment of its

Power Grids business to Hitachi Ltd (Hitachi).

Upon closing of the sale, the Company entered into various
transition services agreements (TSAs),

some of which continue to have services performed. Pursuant

to these TSAs, the Company and Hitachi Energy provide

to
each other, on a transitional basis, various

services. The services provided by the Company

primarily include finance, information technology,

human resources
and certain other administrative services. The TSAs were to

be performed for up to 3 years with the possibility

to agree on extensions on an exceptional basis

for
business-critical services which are reasonably necessary

to avoid a material adverse impact on the business. The TSA for information technology services was
extended until mid-2025. In the six and three months ended

June 30, 2023, the Company has recognized within its continuing operations, general and
administrative expenses incurred to perform the TSAs, offset by $76 million and $39 million in TSA-related

income for such services that is reported in Other
income (expense), net.

In the six and three months ended June 30, 2022, the

Company has recognized within its continuing operations, general and administrative
expenses incurred to perform the TSAs, offset by $76

million and $38 million in TSA-related income for such services that is reported in Other income (expense),
net.
Discontinued operations
As a result of the sale of the Power Grids business, substantially all Power Grids-related assets and liabilities have

been sold. As this divestment represented

a
strategic shift that would have a major effect on the Company’s operations and financial results, the

results of operations for this business are presented

as
discontinued operations and the assets and liabilities are presented as held for sale and in discontinued operations.

Certain of the business contracts in the Power
Grids business continue to be executed by subsidiaries of the Company for the benefit/risk of Hitachi Energy.

Assets and liabilities relating to, as well as the net
financial results of, these contracts will continue to be included in discontinued operations until they have been completed or otherwise transferred to Hitachi
Energy. The remaining business

activities of the Power Grids business being executed

by the Company is not significant.
In addition, the Company also has retained obligations (primarily for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations at the time of their

disposal. Changes to these retained obligations are also included in Loss from discontinued operations, net
of tax.
At June 30, 2023, the balances reported as held for sale and in discontinued operations pertaining to the activities of the Power Grids business and other
obligations will remain with the Company until such time as

the obligations

are settled or the activities are fully wound down

.

These balances amounted to
$74 million of current assets, $97 million of current liabilities and $20 million of non-current liabilities.
Planned business divestments classified as held for sale
The Company classifies its long-lived assets or disposal

groups to be sold as held for sale in the period in which all of the held for sale criteria are met. The
Company initially measures a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs

to
sell. Any resulting loss is recognized in the period in which the held for sale criteria are met,

while gains are not recognized on the sale of a

long-lived asset or
disposal group until the date of sale. The Company assesses

the fair value of a long-lived asset or disposal group less any costs to sell at each reporting period
and until the asset or disposal group is no longer classified as held for sale.

In January 2023, the Company entered into an agreement to

divest its Power Conversion Division to AcBel Polytech

Inc. for cash proceeds of $505 million.

The
Power Conversion Division is part of the Company’s

Electrification operating segment and the divestment,

subject to regulatory approvals, is expected to be
completed in the second half of 2023.

Q2 2023 FINANCIAL INFORMATION
As this planned divestment does not qualify as a discontinued operation,

the results of operations for this business are included

in the Company’s continuing
operations for all periods presented. The assets and liabilities of this business are shown as assets and liabilities held fo

r

sale in the Company’s Consolidated
Balance Sheet at June 30, 2023.

The carrying amounts of the major classes

of assets and liabilities held for sale relating to this planned divestment are as follows:
($ in millions)
June 30, 2023
Assets
Receivables, net 97
Inventories, net 104
Property, plant and equipment, net 44
Other intangible assets, net 74
Goodwill 175
Other assets 60
Current assets held for sale 554
Liabilities
Accounts payable, trade 48
Other liabilities 62
Current liabilities held for sale 110
In the six and three months ended June 30, 2023,

Income from continuing operations before taxes

includes income of $30 million and $13 million, respectively, from the Power Conversion Division. In the six and three months ended June 30, 2022, Income from continuing operations before taxes includes income of
$12 million and $11 million, respectively,

from this Division.
Subsequent events
On July 3, 2023, the Company completed the divestment of its

Power Conversion Division to AcBel Polytech Inc.
─
Note 4
Acquisitions and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
Six months ended June 30, Three months ended June 30,
($ in millions, except number of acquired businesses) 2023 2022 2023 2022
Purchase price for acquisitions (net of cash acquired)
(1)
114 138 113 -
Aggregate excess of purchase price over
fair value of net assets acquired
(2)
54 191 50 -
Number of acquired businesses

2 1 2 -
(1)

Excluding changes in cost- and equity-accounted companies.
(2)

Recorded as goodwill.
In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair value of

net assets acquired” amounts in the six months
ended June 30, 2022,

relate primarily to the acquisition of InCharge Energy,

Inc. (In-Charge).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in

the Company’s consolidated financial
statements since the date of acquisition.

On January 26, 2022, the Company increased its ownership in

In-Charge to a 60 percent controlling interest through

a stock purchase agreement. In-Charge

is
headquartered in Santa Monica, USA, and is a provider of

turn-key commercial electric vehicle charging hardware and

software solutions. The resulting cash
outflows for the Company amounted to $134

million (net of cash acquired of $4 million). The acquisition expands the market presence of the E-mobility

operating
segment, particularly in the North American market. In connection with the acquisition, the Company’s

pre-existing 13.2 percent ownership of In-Charge was
revalued to fair value and a gain of $32 million was recorded in “Other income (expense),

net” in the six months ended June 30, 2022. The Company entered into
an agreement with the remaining noncontrolling shareholders

allowing either party to put or call the remaining 40 percent of the shares until 2027. The amount for
which either party can exercise their option is dependent on a formula based on revenues and thus, the amount

is subject to change. As a result of this agreement,
the noncontrolling interest is classified as Redeemable noncontrolling interest (i.e. mezzanine equity) in the Consolidated

Balance Sheets and was initially
recognized at fair value.
While the Company uses its best estimates and assumptions

as part of the purchase price allocation process

to value assets acquired and liabilities assumed

at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi in 2020 (see Note 3), the Company

initially retained a 19.9

percent interest in the business
until December 2022, when the retained investment was

sold to Hitachi. During the Company’s period of

ownership of the retained 19.9 percent interest, based

on
its continuing involvement with the Power Grids business, including the membership in its governing board of directors,

the Company concluded that it had
significant influence over Hitachi Energy.

As a result, the investment was accounted for using the

equity method

through to the date of its sale.

Q2 2023 FINANCIAL INFORMATION
In the six and three months ended June 30, 2023 and 2022

,

the Company recorded its share of the earnings of

investees accounted for under the equity method of
accounting in Other income (expense), net, as follows:
Six months ended June 30, Three months ended June 30,
($ in millions)
2023 2022 2023 2022
Income (loss) from equity-accounted companies, net of taxes (7) (10) – 1
Basis difference amortization (net of deferred income tax benefit) – (52) – (15)
Income (loss) from equity-accounted companies (7) (62) – (14)
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
June 30, 2023
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions) Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 1,743 1,743 1,743
Time deposits 1,541 1,541 1,199 342
Equity securities 622 16 638 638
3,906 16 – 3,922 2,942 980
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 225 1 (13) 213 213
225 1 (13) 213 – 213
Total 4,131 17 (13) 4,135 2,942 1,193
Of which:

Restricted cash, current 19
December 31, 2022
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 1,715 1,715 1,715
Time deposits 2,459 2,459 2,459
Equity securities 345 10 355 355
4,519 10 – 4,529 4,174 355
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 269 1 (15) 255 255
Other government obligations 58 58 58
Corporate 64 (7) 57 57
391 1 (22) 370 – 370
Total 4,910 11 (22) 4,899 4,174 725
Of which:
Restricted cash, current 18

Q2 2023 FINANCIAL INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate and equity

risks arising from its global operating, financing and

investing activities. The
Company uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of
standard products and the related foreign currency denominated purchases,

the Company’s policy is to hedge up to a maximum of

100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted

exposures greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash

flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps are used to manage

the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures,

bond futures or forward rate agreements to manage

interest rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued under its management

incentive plan. A WAR gives its
holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise.

To eliminate

such risk, the Company has
purchased cash-settled call options, indexed to the shares of the

Company, which entitle the Company

to receive amounts equivalent to its obligations

under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as

hedges or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions)
June 30, 2023 December 31, 2022 June 30, 2022
Foreign exchange contracts 14,256 13,509 14,470
Embedded foreign exchange derivatives 1,374 933 850
Cross-currency interest rate swaps 868 855 833
Interest rate contracts 2,198 2,830 3,049
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver,

steel and
aluminum. The following table shows the notional amounts of outstanding derivatives (whether designated as hedges or not), on

a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
June 30, 2023 December 31, 2022 June 30, 2022
Copper swaps metric tonnes 32,894 29,281 42,961
Silver swaps ounces 1,726,172 2,012,213 2,844,285
Steel swaps metric tonnes 11,158 – –
Aluminum swaps metric tonnes 5,950 6,825 7,350
Equity derivatives
At June 30, 2023, December 31, 2022, and June 30, 2022,

the Company held 3 million, 8 million and 9

million cash-settled call options indexed to ABB Ltd shares
(conversion ratio 5:1) with a total fair value of $12 million, $15 million and $12 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations, commodity swaps to
manage its commodity risks and cash-settled call options to

hedge its WAR liabilities. The Company applies

cash flow hedge accounting in only limited cases.

In
these cases, the effective portion of the changes in their

fair value is recorded in “Accumulated other comprehensive

loss” and subsequently reclassified into
earnings in the same line item and in the same period as

the underlying hedged transaction affects

earnings. For the six and three months ended June 30,

2023
and 2022,

there were no significant amounts recorded for

cash flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps and cross

-currency interest rate
swaps. Where such instruments are designated as fair value

hedges, the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest

and other finance expense”.

Q2 2023 FINANCIAL INFORMATION
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Six months ended June 30, Three months ended June 30,
($ in millions)
2023 2022 2023 2022
Gains (losses) recognized in Interest and other finance expense:

Interest rate contracts Designated as fair value hedges 18 (55) 8 (26)
Hedged item (18) 56 (8) 27
Cross-currency interest rate swaps Designated as fair value hedges (10) (94) 1 (49)
Hedged item – 90 (2) 46
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line in the

income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income

Statements on derivatives not designated in hedging relationships were as follows:
Type of derivative not Gains (losses) recognized in income
designated as a hedge Six months ended June 30, Three months ended June 30,
($ in millions)
Location 2023 2022 2023 2022
Foreign exchange contracts Total revenues 5 (119) (6) (123)
Total cost of sales (12) 34 (11) 40
SG&A expenses
(1)
14 23 8 15
Non-order related research

and development (1) 1 (1) –
Interest and other finance expense (62) (54) (104) (76)
Embedded foreign exchange Total revenues 45 5 38 7
contracts Total cost of sales (1) (2) – (3)
Commodity contracts Total cost of sales (15) (51) (26) (86)
Other Interest and other finance expense 1 3 1 2
Total (26) (160) (101) (224)
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
June 30, 2023
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 4 2
Interest rate contracts – – 45 –
Cross-currency interest rate swaps – – – 282
Cash-settled call options 12 – – –
Total 12 – 49 284
Derivatives not designated as hedging instruments:
Foreign exchange contracts 145 25 122 22
Commodity contracts 4 – 16 –
Interest rate contracts 2 – 2 –
Other equity contracts 10 – – –
Embedded foreign exchange derivatives 36 10 15 3
Total 197 35 155 25
Total fair value 209 35 204 309

Q2 2023 FINANCIAL INFORMATION
December 31, 2022
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 4 4
Interest rate contracts – – 5 57
Cross-currency interest rate swaps – – – 288
Cash-settled call options 15 – – –
Total 15 – 9 349
Derivatives not designated as hedging instruments:
Foreign exchange contracts 140 21 80 5
Commodity contracts 13 – 12 –
Interest rate contracts 5 – 3 –
Embedded foreign exchange derivatives 11 6 17 13
Total 169 27 112 18
Total fair value 184 27 121 367
Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the

tables above and in the Consolidated
Balance Sheets at June 30, 2023, and December 31, 2022, have been presented on a gross basis.
The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions.

At June 30, 2023, and December 31, 2022,
information related to these offsetting arrangements was as

follows:
($ in millions)
June 30, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 198 (103) – – 95
Total 198 (103) – – 95
($ in millions)
June 30, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 495 (103) – – 392
Total 495 (103) – – 392
($ in millions) December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 194 (96) – – 98
Total 194 (96) – – 98

($ in millions)
December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 458 (96) – – 362
Total 458 (96) – – 362

Q2 2023 FINANCIAL INFORMATION
─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as cash-settled call options and available

-for-sale securities.

Non-financial assets recorded at fair value on a non-recurring basis include
long-lived assets that are reduced to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly

transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the natur

e

of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable.

An observable input is based on market data obtained from

independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation

models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant, in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded,

interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, cash-settled call options, forward foreign exchange

contracts, foreign exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive

plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the

level of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would be disclosed. If the market

is
considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such

as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
June 30, 2023
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities – 638 – 638
Debt securities—U.S. government obligations 213 – – 213
Derivative assets—current in “Other current assets” – 209 – 209
Derivative assets—non-current in “Other non-current assets” – 35 – 35
Total 213 882 – 1,095
Liabilities
Derivative liabilities—current in “Other current liabilities” – 204 – 204
Derivative liabilities—non-current in “Other non-current liabilities” – 309 – 309
Total – 513 – 513

Q2 2023 FINANCIAL INFORMATION
December 31, 2022
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities – 355 – 355
Debt securities—U.S. government obligations 255 – – 255
Debt securities—European government obligations – 58 – 58
Debt securities—Corporate – 57 – 57
Derivative assets—current in “Other current assets” – 184 – 184
Derivative assets—non-current in “Other non-current assets” – 27 – 27
Total 255 681 – 936
Liabilities
Derivative liabilities—current in “Other current liabilities” – 121 – 121
Derivative liabilities—non-current in “Other non-current liabilities” – 367 – 367
Total – 488 – 488
The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments”:
If quoted market prices in active markets for identical assets are available, these are
considered Level 1 inputs; however,

when markets are not active, these inputs are

considered Level 2. If such quoted market prices are not

available,
fair value is determined using market prices for similar assets or present value techniques, applying an appropriate

risk-free interest rate adjusted for
non-performance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on
available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques

represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the six and three months ended June 30, 2023

and 2022.
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
June 30, 2023
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,724 1,724 – – 1,724
Time deposits 1,199 – 1,199 – 1,199
Restricted cash 19 19 – – 19
Marketable securities and short-term investments
(excluding securities):
Time deposits 342 – 342 – 342
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 3,821 2,412 1,409 – 3,821
Long-term debt (excluding finance lease obligations) 4,316 4,222 16 – 4,238
December 31, 2022
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,697 1,697 – – 1,697
Time deposits 2,459 – 2,459 – 2,459
Restricted cash 18 18 – – 18
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,500 1,068 1,432 – 2,500
Long-term debt (excluding finance lease obligations) 4,976 4,813 30 – 4,843

Q2 2023 FINANCIAL INFORMATION
The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, and Marketable

securities and short-term
investments (excluding securities):
The carrying amounts approximate the fair

values as the items are short-term in nature or,

for cash held in banks,
are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance

lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions)
June 30, 2023 December 31, 2022 June 30, 2022
Contract assets 1,010 954 965
Contract liabilities 2,394 2,216 2,141
Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional. Management expects

that the majority of the amounts will be
collected within one year of the respective balance sheet date.
Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized predominantly on long-term projects. Contract liabilities are reduced as work is performed and as revenues are reco

gnized.
The significant changes in the Contract assets and Contract liabilities balances were as follows:
Six months ended June 30,
2023 2022
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2023/2022
(966) (763)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
1,102 1,102
Receivables recognized that were included in the Contract

assets balance at Jan 1, 2023/2022
(465) (423)
The Company considers its order backlog to represent its

unsatisfied performance obligations. At June 30, 2023, the Company had unsatisfied performance
obligations totaling $21,938 million and, of this amount, the

Company expects to fulfill approximately 51 percent

of the obligations in 2023, approximately 36
percent of the obligations in 2024 and the balance thereafter.

Q2 2023 FINANCIAL INFORMATION
─
Note 9
Debt
The Company’s total debt at June 30, 2023, and December

31, 2022, amounted to $8,300 million and $7,678 million,

respectively.
Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of

long-term debt” consisted of the following:
($ in millions)
June 30, 2023 December 31, 2022
Short-term debt 1,434 1,448
Current maturities of long-term debt 2,415 1,087
Total 3,849 2,535
Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At June 30, 2023,

and December 31, 2022,
$1,352 million and $1,383 million,

respectively, was outstanding

under the $2 billion Euro-commercial paper program. No

amount was outstanding under the
$2 billion commercial paper program in the United States

at June 30, 2023,

or at December 31, 2022.
In May 2023, the Company repaid on maturity its EUR 700

million 0.625% Instruments, equivalent to $772

million on date of repayment.
Long-term debt
The Company’s long-term debt at June 30, 2023, and

December 31, 2022, amounted to $4,451 million

and $5,143 million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

June 30, 2023 December 31, 2022
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
0.625% EUR Instruments, due 2023 EUR 700 $ 742
0% CHF Bonds, due 2023 CHF 275 $ 305 CHF 275 $ 298
0.625% EUR Instruments, due 2024 EUR 700 $ 739 EUR 700 $ 720
Floating Rate EUR Instruments, due 2024 EUR 500 $ 544 EUR 500 $ 536
0.75% EUR Instruments, due 2024 EUR 750 $ 788 EUR 750 $ 769
0.3% CHF Bonds, due 2024 CHF 280 $ 310 CHF 280 $ 303
2.1% CHF Bonds, due 2025 CHF 150 $ 166 CHF 150 $ 162
3.25% EUR Instruments, due 2027 EUR 500 $ 539
0.75% CHF Bonds, due 2027 CHF 425 $ 470 CHF 425 $ 460
3.8% USD Notes, due 2028
(2)
USD 383 $ 382 USD 383 $ 381
1.0% CHF Bonds, due 2029 CHF 170 $ 188 CHF 170 $ 184
0% EUR Instruments, due 2030 EUR 800 $ 691 EUR 800 $ 677
2.375% CHF Bonds, due 2030 CHF 150 $ 166 CHF 150 $ 162
3.375% EUR Instruments, due 2031 EUR 750 $ 801
4.375% USD Notes, due 2042
(2)
USD 609 $ 590 USD 609 $ 590
Total $ 6,679 $ 5,984
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes,

due 2028,

and the 4.375% USD Notes,

due
2042, was USD 750 million.
In January 2023, the Company issued the following EUR Instruments:

(i) EUR 500 million of 3.25 percent Instruments,

due 2027, and (ii) EUR 750 million of
3.375 percent Instruments, due 2031, both paying interest

annually in arrears. The aggregate net proceeds

of these EUR Instruments, after discount and fees,
amounted to EUR 1,235 million (equivalent to approximately

$1,338 million on date of issuance).

Q2 2023 FINANCIAL INFORMATION
─
Note 10
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United

States, to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in other countries potential suspect payments and other compliance
concerns in connection with some of the Company’s dealings

with Eskom and related persons. Many of those parties

have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid $104

million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special Investigating

Unit relating to improper payments and other compliance

issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company

made a provision of approximately $325 million which
was recorded in Other income (expense), net, during the third quarter of 2022. In December 2022, the Company settled

with the SEC and DOJ as well as the
authorities in South Africa and Switzerland. The matter is still pending with the authorities in Germany,

but the Company does not believe that it will

need to record
any additional provisions for this matter.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims

by customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal proceedings,

as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters, and any related proceedings,

the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities recognized
At June 30, 2023, and December 31, 2022, the Company

had aggregate liabilities of $95 million and $86 million, respectively,

included in “Other provisions” and
“Other non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is
not possible to make an informed judgment on, or reasonably predict,

the outcome of certain matters and as it is not possible,

based on information currently
available to management, to estimate the maximum potential

liability on other matters, there could be adverse outcomes beyond the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the Company’s third-party guarantees.

The maximum potential payments represent a “worst

-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
June 30, 2023 December 31, 2022
Performance guarantees 3,546 4,300
Financial guarantees 94 96
Total
(1)
3,640 4,396
(1)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate of

future payments, which it may incur as

part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at June 30, 2023, and

December 31, 2022, were not
significant.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties, the

Company guarantees not only its own
performance but also

the work of third parties. Such guarantees may

include guarantees that a project will be completed within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has

entered into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At both June 30, 2023, and December 31,

2022, the maximum potential payable under
these guarantees amounts to $843 million, respectively,

and these guarantees have various original maturities ranging from five to ten years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the sale of the

Power Grids business (see Note 3 for
details). The performance and financial guarantees have been indemnified by Hitachi Ltd. These guarantees, which

have various maturities up to 2035, primarily
consist of bank guarantees, standby letters of credit, business performance guarantees and other trade-related

guarantees, the majority of which have original
maturity dates ranging from one to ten years. The maximum amount payable under these guarantees at June 30, 2023,

and December 31, 2022, is approximately
$2.3 billion and $3.0 billion, respectively.

Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby

letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company

would then have an obligation to reimburse the financial institution for amounts paid under the performance
bonds. At June 30, 2023, and December 31, 2022, respectively,

the total outstanding performance bonds aggregated

to $3.0 billion and $2.9 billion.

There have
been no significant amounts reimbursed to financial institutions under these types of arrangements in the six and three

months

ended June 30, 2023 and 2022.

Q2 2023 FINANCIAL INFORMATION
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions)
2023 2022
Balance at January 1, 1,028 1,005
Claims paid in cash or in kind (85) (82)
Net increase in provision for changes in estimates, warranties issued and warranties expired
136 103
Exchange rate differences (3) (54)
Balance at June 30, 1,076 972
─
Note 11
Income taxes
In calculating income tax expense, the Company uses an estimate of the annual effective tax rate based upon the

facts and circumstances known at each

interim
period. On a quarterly basis, the actual effective tax

rate is adjusted, as appropriate, based upon changed facts

and circumstances, if any,

as compared to those
forecasted at the beginning of the year and each interim period thereafter.
The effective tax rate of 19.0 percent in the six months ended

June 30, 2023, was lower than the effective tax

rate of 29.3 percent in the six months ended June
30, 2022, primarily due to a net benefit realized on a favorable resolution of an uncertain tax position. In February

2023, on completion of a tax audit, the Company
obtained resolution of the uncertain tax position for which an amount was recorded within Other non-current liabilities as

of December 31, 2022. In the six months
ended June 30, 2023, the Company released the provision of

$206 million, due to the resolution of this matter,

which resulted in an increase of $0.11

in earnings
per share (basic and diluted) for the six months ended June

30, 2023.
─
Note 12
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity

plans, in accordance with local regulations
and practices. At June 30, 2023, the Company’s most significant defined benefit pension plans are in Switzerland as well

as in Germany, the United

Kingdom, and
the United States. These plans cover a large portion of the Company’s employees and provide benefits to employees

in the event of death, disability,

retirement, or
termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including
postretirement health care benefits and other employee-related benefits for active employees including long-service

award plans. The measurement date used for
the Company’s employee benefit plans is December

31. The funding policies of the Company’s plans

are consistent with the local government and tax
requirements.
Net periodic benefit cost of the Company’s defined benefit

pension and other postretirement benefit plans consisted of

the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Six months ended June 30, 2023 2022 2023 2022 2023 2022
Operational pension cost:
Service cost 19 27 14 17 – –
Operational pension cost 19 27 14 17 – –
Non-operational pension cost (credit):
Interest cost 24 1 82 43 1 1
Expected return on plan assets (63) (58) (74) (77) – –
Amortization of prior service cost (credit) (4) (4) (1) (1) (1) (1)
Amortization of net actuarial loss – – 23 30 (2) (2)
Non-operational pension cost (credit) (43) (61)
30

(5) (2) (2)
Net periodic benefit cost (credit) (24) (34) 44 12 (2) (2)
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended June 30, 2023 2022 2023 2022 2023 2022
Operational pension cost:
Service cost 10 13 6 8 – –
Operational pension cost 10 13 6 8 – –
Non-operational pension cost (credit):
Interest cost 12 – 42 21 – 1
Expected return on plan assets (30) (28) (35) (36) – –
Amortization of prior service cost (credit) (4) (2) (1) (1) (1) –
Amortization of net actuarial loss – – 10 15 (1) (2)
Non-operational pension cost (credit) (22) (30)
16

(1) (2) (1)
Net periodic benefit cost (credit) (12) (17) 22 7 (2) (1)
The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational

pension cost (credit)” in the income
statement.

Q2 2023 FINANCIAL INFORMATION
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Six months ended June 30, 2023 2022 2023 2022 2023 2022
Total contributions

to defined benefit pension and
other postretirement benefit plans 5 31 21 19 4 4
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended June 30, 2023 2022 2023 2022 2023 2022
Total contributions

to defined benefit pension and

other postretirement benefit plans 3 15 10 9 2 1
The Company expects to make contributions totaling approximately

$95 million and $34 million to its defined pension plans

and other postretirement benefit plans,
respectively, for the full year 2023.
─
Note 13
Stockholder's equity
At the Annual General Meeting of Shareholders (AGM) on March

23, 2023, shareholders approved the proposal of the

Board of Directors to distribute 0.84

Swiss
francs per share to shareholders. The declared dividend amounted to $1,706 million, with the Company disburs

ing a portion in March and the remaining amounts
in April.
In March 2023, the Company completed the share buyback

program that was launched in April 2022. This program was executed on a second trading line on the
SIX Swiss Exchange. Through this program, the Company purchased a total of 67 million shares for approximately $2.0

billion, of which 8 million shares were
purchased in the first quarter of 2023 (resulting in an

increase in Treasury stock of $253 million

).
Also in March 2023, the Company announced a new share buyback program of up to $1 billion. This program, which was

launched in April 2023, is being executed
on a second trading line on the SIX Swiss Exchange and is planned to run until the Company’s 2024 AGM. Through

this program, the Company purchased, from
the program’s launch in April 2023 to June 30, 2023, 6

million shares, resulting in an increase in Treasury

stock of $212 million.
In the second quarter of 2023, the Company cancelled 83

million shares which had been purchased under its share

buyback program. This resulted in a decrease
in Treasury stock of $2,567

million and a corresponding total decrease in Capital

stock, Additional paid-in capital and Retained earnings.
During the first quarter of 2023, the Company delivered, out of treasury stock, approximately 5 million shares

in connection with its Management Incentive Plan.
In February 2023, the Company obtained funding through

a private placement of shares in its ABB E-Mobility subsidiary,

ABB E-mobility Holding Ltd
(ABB E-Mobility),

receiving gross proceeds of 325 million Swiss francs

(approximately $351 million) and reducing the Company’s

ownership in ABB E-Mobility from
92 percent to 81 percent. This resulted in an increase

in Additional paid-in capital of $170

million.

Q2 2023 FINANCIAL INFORMATION
─
Note 14
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that

all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Six months ended June 30, Three months ended June 30,
($ in millions, except per share data in $)
2023 2022 2023 2022
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,951 1,003 910 388
Loss from discontinued operations, net of tax (9) (20) (4) (9)
Net income 1,942 983 906 379
Weighted-average number of shares outstanding

(in millions)
1,861 1,922 1,862 1,909
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 1.05 0.52 0.49 0.20
Loss from discontinued operations, net of tax 0.00 (0.01) 0.00 0.00
Net income 1.04 0.51 0.49 0.20
Diluted earnings per share
Six months ended June 30, Three months ended June 30,
($ in millions, except per share data in $)
2023 2022 2023 2022
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,951 1,003 910 388
Loss from discontinued operations, net of tax (9) (20) (4) (9)
Net income 1,942 983 906 379
Weighted-average number of shares outstanding (in millions) 1,861 1,922 1,862 1,909
Effect of dilutive securities:
Call options and shares 12 13 11 9
Adjusted weighted-average number of shares outstanding

(in millions)
1,873 1,935 1,873 1,918
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 1.04 0.52 0.49 0.20
Loss from discontinued operations, net of tax 0.00 (0.01) 0.00 0.00
Net income 1.04 0.51 0.48 0.20

Q2 2023 FINANCIAL INFORMATION
─
Note 15
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2022 (2,993) 2 (1,089) (8) (4,088)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (419) (17) 91 (12) (357)
Amounts reclassified from OCI 5 – 15 14 34
Total other comprehensive (loss)

income
(414) (17) 106 2 (323)
Less:
Amounts attributable to
noncontrolling interests and
redeemable noncontrolling interests (22) – – – (22)
Balance at June 30, 2022 (3,385) (15) (983) (6) (4,389)
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2023 (3,691) (19) (838) (8) (4,556)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (79) 2 (13) (1) (91)
Amounts reclassified from OCI – 5 8 4 17
Total other comprehensive (loss)

income
(79) 7 (5) 3 (74)
Less:
Amounts attributable to
noncontrolling interests and
redeemable noncontrolling interests (3) (3)
Balance at June 30, 2023 (3,767) (12) (843) (5) (4,627)
The amounts reclassified out of OCI

for the six and three months ended June

30, 2023 and 2022, were not significant.

Q2 2023 FINANCIAL INFORMATION
─
Note 16
Restructuring and related expenses
Other restructuring-related activities
In the six and three months ended June 30, 2023 and 2022,

the Company executed various other restructuring

-related activities and incurred the following
expenses:

Six months ended June 30, Three months ended June 30,
($ in millions)
2023 2022 2023 2022
Employee severance costs 26 43 7 35
Estimated contract settlement, loss order and other costs 2 202 1 195
Inventory and long-lived asset impairments – 5 – 1
Total 28 250 8 231
Expenses associated with these activities are recorded in the following line items in the Consolidated Income Statements:
Six months ended June 30, Three months ended June 30,
($ in millions) 2023 2022 2023 2022
Total cost of sales 10 8 3 4
Selling, general and administrative expenses 13 28 1 24
Non-order related research and development expenses – 2 (1) 2
Other income (expense), net 5 212 5 201
Total 28 250 8 231
During the second quarter of 2022, the Company completed a

plan to fully exit its full train retrofit business by

transferring the remaining contracts to a third party.
The Company recorded $195 million of restructuring expenses

in connection with this business exit primarily for contract settlement costs. Prior to exiting this
business, the business was reported as part of the Company’s non-core business activities within Corporate and Other.
At June 30, 2023 and December 31, 2022,

$193 million and $198 million, respectively,

was recorded for other restructuring-related liabilities and is included
primarily in Other provisions.
─
Note 17
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The CODM

allocates resources to and assesses the performance of

each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation and Robotics & Discrete Automation. The remain ing operations of the Company are included in Corporate and

Other.
Effective January 1, 2023, the E-mobility Division

is no longer managed within the Electrification segment

and has become a separate operating segment. This
new segment does not currently meet any of the size thresholds to be considered a reportable segment and as such is presented within Corporate and Other.

The
segment information for the six and three months ended June

30, 2023 and 2022, and at December 31, 2022,

has been recast to reflect this change.
A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and sustainable

electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes renewable power

solutions, modular substation
packages, distribution automation products, switchboard and panelboards,

switchgear, UPS solutions, circuit breakers,

measuring and sensing devices,
control products, wiring accessories, enclosures and cabling systems and intelligent home and building solutions,

designed to integrate and automate
lighting, heating, ventilation, security and data communication networks.

The products and services are delivered through

six operating Divisions:
Distribution Solutions, Smart Power, Smart

Buildings, Installation Products,

Power Conversion and Service.
●

Motion:

designs, manufactures, and sells drives, motors, generators

and traction converters that are driving the low-carbon future for industries, cities,
infrastructure and transportation. These products, digital technology and related services enable industrial customers to increase energy efficiency,
improve safety and reliability, and achieve

precise control of their processes. Building on over 130

years of cumulative experience in electric
powertrains, Motion combines domain expertise and technology to deliver the optimum solution for a wide range of

applications in all industrial
segments. In addition, Motion, along with its partners,

has a leading global service presence. These products

and services are delivered through seven
operating Divisions: Large Motors and Generators, IEC LV

Motors, NEMA Motors, Drive Products, System Drives,

Service and Traction.

Q2 2023 FINANCIAL INFORMATION
●

Process Automation:

offers a broad range of industry-specific,

integrated automation, electrification and digital solutions,

as well as lifecycle services for
the process,

hybrid and marine industries. The product portfolio includes control technologies, industrial software, advanced

analytics, sensing and
measurement technology, and marine

propulsion systems. In addition,

Process Automation offers a comprehensive range

of services,

from repair to
advanced digital capabilities such as remote monitoring, preventive maintenance, asset performance management, emission

monitoring and
cybersecurity.

The products, systems and services are currently delivered through four operating

Divisions: Energy Industries, Process Industries,
Marine & Ports and Measurement & Analytics as well as,

prior to its spin-off in October 2022, the Turbocharging

Division (Accelleron).
●

Robotics & Discrete Automation:

delivers its products, solutions and services

through two operating Divisions: Robotics and Machine Automation.
Robotics includes industrial robots, autonomous mobile robotics,

software, robotic solutions, field services, spare parts, and digital services. Machine
Automation specializes in solutions based on its programmable logic controllers (PLC), industrial PCs (IPC), servo

motion, transport systems and
machine vision.

Both Divisions offer engineering and simulation software

as well as a comprehensive range of digital solutions.
Corporate and Other:

includes headquarter costs,

the Company’s corporate real estate activities, Corporate Treas ury Operations, the E-mobility operating
segment, historical operating activities of certain divested businesses

,

and other non-core operating activities.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, which

represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),
●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, other income/expense relating

to the Power Grids joint
venture, certain asset write downs/impairments and certain

other fair value changes, changes in estimates relating to opening balance sheets of acquired
businesses (changes in pre-acquisition estimates), as well as other items which are determined by management on

a case-by-case basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current

market prices.
The following tables present disaggregated segment revenues from contracts with customers, Operational EBITA,

and the reconciliations of consolidated
Operational EBITA to Income from co

ntinuing operations before taxes for the six

and three months ended June 30, 2023 and 2022, as well as

total assets at
June 30, 2023, and December 31, 2022.
Six months ended June 30, 2023
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

2,328 1,289 1,081 956 153 5,807
The Americas

2,932 1,267 868 272 129 5,468
of which: United States 2,179 1,061 550 175 111 4,076
Asia, Middle East and Africa

1,948 1,117 1,027 623 32 4,747
of which: China 917 581 339 475 17 2,329
7,208 3,673 2,976 1,851 314 16,022
Product type

Products 6,762 3,169 1,743 1,576 280 13,530
Services and other 446 504 1,233 275 34 2,492
7,208 3,673 2,976 1,851 314 16,022
Third-party revenues 7,208 3,673 2,976 1,851 314 16,022
Intersegment revenues 117 248 13 8 (386) –
Total revenues
(1)
7,325 3,921 2,989 1,859 (72) 16,022

Q2 2023 FINANCIAL INFORMATION
Six months ended June 30, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

2,120 953 1,131 712 110 5,026
The Americas

2,445 1,029 767 238 87 4,566
of which: United States 1,789 853 460 166 60 3,328
Asia, Middle East and Africa

1,967 995 1,119 509 34 4,624
of which: China 992 565 309 382 15 2,263
6,532 2,977 3,017 1,459 231 14,216
Product type

Products 6,124 2,552 1,642 1,230 214 11,762
Services and other 408 425 1,375 229 17 2,454
6,532 2,977 3,017 1,459 231 14,216
Third-party revenues 6,532 2,977 3,017 1,459 231 14,216
Intersegment revenues 118 221 18 3 (360) –
Total revenues
(1)
6,650 3,198 3,035 1,462 (129) 14,216
Three months ended June 30, 2023
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,166 651 562 482 74 2,935
The Americas

1,525 635 447 136 72 2,815
of which: United States 1,136 528 286 84 58 2,092
Asia, Middle East and Africa

991 568 538 299 17 2,413
of which: China 460 300 177 227 10 1,174
3,682 1,854 1,547 917 163 8,163
Product type

Products 3,456 1,586 916 785 143 6,886
Services and other 226 268 631 132 20 1,277
3,682 1,854 1,547 917 163 8,163
Third-party revenues 3,682 1,854 1,547 917 163 8,163
Intersegment revenues 53 127 6 5 (191) –
Total revenues
(1)
3,735 1,981 1,553 922 (28) 8,163
Three months ended June 30, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,058 487 546 358 59 2,508
The Americas

1,281 537 399 130 50 2,397
of which: United States 940 446 239 94 27 1,746
Asia, Middle East and Africa

1,016 496 573 242 19 2,346
of which: China 535 278 159 185 6 1,163
3,355 1,520 1,518 730 128 7,251
Product type

Products 3,143 1,304 829 618 119 6,013
Services and other 212 216 689 112 9 1,238
3,355 1,520 1,518 730 128 7,251
Third-party revenues 3,355 1,520 1,518 730 128 7,251
Intersegment revenues 59 106 11 2 (178) –
Total revenues
(1)
3,414 1,626 1,529 732 (50) 7,251
(1)

Due to rounding, numbers presented may not add to the totals provided.

Q2 2023 FINANCIAL INFORMATION
Six months ended

Three months ended
June 30, June 30,
($ in millions)
2023 2022 2023 2022
Operational EBITA:
Electrification 1,464 1,117 787 605
Motion 767 540 401 266
Process Automation 444 420 239 224
Robotics & Discrete Automation 281 109 141 60
Corporate and Other
‒ E-mobility (95) (8) (67) (6)
‒ Corporate costs, Intersegment elimination and other

(159) (45) (76) (13)
Total 2,702 2,133 1,425 1,136
Acquisition-related amortization (109) (119) (55) (59)
Restructuring, related and implementation costs
(1)
(41) (280) (13) (264)
Changes in obligations related to divested businesses 5 17 8 3
Gains and losses from sale of businesses 26 (4) 26 (4)
Acquisition- and divestment-related expenses and integration costs
(45) (109) (26) (50)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives) (10) (100) (32) (118)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (6) (35) (1) (33)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) 14 40 7 41
Certain other non-operational items:
Other income/expense relating to the Power Grids joint venture 20 (37) 7 (2)
Regulatory, compliance and legal costs – (4) – (5)
Business transformation costs
(2)
(82) (66) (48) (40)
Changes in pre-acquisition estimates (4) 1 (4) 2
Certain other fair value changes, including asset impairments 6 34 7 –
Other non-operational items 20 (27) (3) (20)
Income from operations 2,496 1,444 1,298 587
Interest and dividend income 78 33 38 20
Interest and other finance expense (124) (62) (63) (40)
Non-operational pension (cost) credit 15 68 8 32
Income from continuing operations before taxes 2,465 1,483 1,281 599
(1)

Includes impairment of certain assets.
(2)

Amount includes ABB Way process transformation costs of $71 million and $64 million for six months ended June 30, 2023 and 2022, respectively, and $41 million and $39 million for the three months ended June 30, 2023 and 2022, respectively.
Total assets
(1)
($ in millions)
June 30, 2023 December 31, 2022
Electrification 13,300 12,500
Motion 7,043 6,565
Process Automation 4,761 4,598
Robotics & Discrete Automation 4,931 4,901
Corporate and Other
(2)
9,821 10,584
Consolidated 39,856 39,148
(1)

Total assets are after intersegment eliminations and therefore reflect third-party assets only.
(2)

At June 30, 2023, and December 31, 2022, respectively, Corporate and Other includes $74 million and $96 million of assets in the Power Grids business which is reported as discontinued operations (see Note 3).

Q2 2023 FINANCIAL INFORMATION

Q2 2023 FINANCIAL INFORMATION
—
Supplemental Reconciliations

and Definitions
The following reconciliations and definitions include measures which ABB uses to supplement its Consolidated

Financial Information (unaudited) which is
prepared in accordance with United

States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may

be,
considered non-GAAP financial measures as defined in the

rules of the U.S. Securities and Exchange

Commission (SEC).
While ABB’s management believes that

the non-GAAP financial measures herein are useful

in evaluating ABB’s operating results,

this information should
be considered as supplemental in nature

and not as a substitute for the related financial information prepared in accordance with U.S.

GAAP. Therefore
these measures should not be viewed in

isolation but considered together with the

Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for

the six and three months ended June

30, 2023.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign currency

exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments,

or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures

of any corresponding quarters which are not comparable when

computing the comparable growth rate.
Certain portfolio

changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar manner to

divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business

was divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q2 2023 compared to Q2 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

1% 2% 0% 3% 9% 2% 0% 11%
Motion 3% 1% -1% 3% 22% 1% -1% 22%
Process Automation -8% 2% 12% 6% 2% 2% 15% 19%
Robotics & Discrete Automation -23% 1% 0% -22% 26% 1% 0% 27%
ABB Group -2% 2% 2% 2% 13% 1% 3% 17%
H1 2023 compared to H1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

1% 3% 0% 4% 10% 4% 0% 14%
Motion 3% 3% -1% 5% 23% 3% -1% 25%
Process Automation 8% 4% 17% 29% -2% 4% 15% 17%
Robotics & Discrete Automation -23% 2% 0% -21% 27% 4% 0% 31%
ABB Group 0% 3% 3% 6% 13% 3% 3% 19%

Q2 2023 FINANCIAL INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q2 2023 compared to Q2 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -1% 0% 2% 1% 17% -1% 4% 20%
The Americas 5% 0% 1% 6% 17% 0% 2% 19%
of which: United States 4% 0% 0% 4% 20% 0% 1% 21%
Asia, Middle East and Africa -10% 6% 3% -1% 3% 6% 4% 13%
of which: China -15% 5% 1% -9% 1% 5% 3% 9%
ABB Group -2% 2% 2% 2% 13% 1% 3% 17%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q2 2023 compared to Q2 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -4% -2% 0% -6% 9% -1% 0% 8%
The Americas 8% 0% 0% 8% 19% 0% 0% 19%
of which: United States 6% 0% 0% 6% 21% 0% 0% 21%
Asia, Middle East and Africa -3% 8% 0% 5% -2% 7% 0% 5%
of which: China -9% 6% 0% -3% -14% 4% 0% -10%
Electrification 1% 2% 0% 3% 9% 2% 0% 11%

Q2 2023 compared to Q2 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 8% -2% -2% 4% 31% -2% -1% 28%
The Americas 4% -1% -2% 1% 20% 0% -3% 17%
of which: United States 0% -1% -2% -3% 20% 0% -3% 17%
Asia, Middle East and Africa -3% 6% 0% 3% 14% 8% 0% 22%
of which: China -6% 5% 0% -1% 8% 6% 0% 14%
Motion 3% 1% -1% 3% 22% 1% -1% 22%

Q2 2023 compared to Q2 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -6% 3% 13% 10% 3% 0% 17% 20%
The Americas -8% -1% 8% -1% 12% 0% 12% 24%
of which: United States -2% 0% 9% 7% 19% 0% 16% 35%
Asia, Middle East and Africa -10% 3% 15% 8% -7% 5% 15% 13%
of which: China -6% 4% 14% 12% 11% 6% 21% 38%
Process Automation -8% 2% 12% 6% 2% 2% 15% 19%

Q2 2023 compared to Q2 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -23% -1% 0% -24% 35% -2% 0% 33%
The Americas 4% 0% 0% 4% 6% -1% 0% 5%
of which: United States -16% 1% 0% -15% -9% 0% 0% -9%
Asia, Middle East and Africa -33% 4% 0% -29% 23% 6% 0% 29%
of which: China -41% 4% 0% -37% 23% 7% 0% 30%
Robotics & Discrete Automation -23% 1% 0% -22% 26% 1% 0% 27%

Q2 2023 FINANCIAL INFORMATION
Regional comparable growth rate reconciliation for ABB Group

– Year to date
H1 2023 compared to H1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 0% 3% 3% 6% 16% 2% 3% 21%
The Americas 4% 0% 2% 6% 20% 0% 2% 22%
of which: United States 0% 0% 1% 1% 22% 1% 1% 24%
Asia, Middle East and Africa -6% 8% 3% 5% 3% 8% 4% 15%
of which: China -13% 5% 2% -6% 3% 7% 2% 12%
ABB Group 0% 3% 3% 6% 13% 3% 3% 19%
Regional comparable growth rate reconciliation by Business

Area – Year to date
H1 2023 compared to H1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -2% 2% 0% 0% 9% 2% 0% 11%
The Americas 3% 1% 0% 4% 20% 0% 0% 20%
of which: United States 0% 0% 0% 0% 22% 0% 0% 22%
Asia, Middle East and Africa 1% 9% 0% 10% -1% 9% 0% 8%
of which: China -10% 6% 0% -4% -8% 6% 0% -2%
Electrification 1% 3% 0% 4% 10% 4% 0% 14%

H1 2023 compared to H1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 6% 3% -1% 8% 31% 2% -1% 32%
The Americas 2% 0% -1% 1% 24% 0% -1% 23%
of which: United States 1% -1% -1% -1% 25% 0% -1% 24%
Asia, Middle East and Africa -1% 8% 0% 7% 13% 9% 0% 22%
of which: China -7% 6% 0% -1% 5% 7% 0% 12%
Motion 3% 3% -1% 5% 23% 3% -1% 25%

H1 2023 compared to H1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 18% 7% 20% 45% -4% 3% 16% 15%
The Americas 8% 0% 12% 20% 13% 1% 13% 27%
of which: United States -5% 0% 12% 7% 20% 0% 17% 37%
Asia, Middle East and Africa -2% 5% 18% 21% -8% 5% 15% 12%
of which: China 5% 7% 20% 32% 9% 7% 21% 37%
Process Automation 8% 4% 17% 29% -2% 4% 15% 17%

H1 2023 compared to H1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -22% 2% 0% -20% 35% 2% 0% 37%
The Americas -8% -1% 0% -9% 16% -1% 0% 15%
of which: United States -20% 0% 0% -20% 6% 1% 0% 7%
Asia, Middle East and Africa -31% 5% 0% -26% 22% 9% 0% 31%
of which: China -35% 4% 0% -31% 24% 9% 0% 33%
Robotics & Discrete Automation -23% 2% 0% -21% 27% 4% 0% 31%

Q2 2023 FINANCIAL INFORMATION
Order backlog growth rate reconciliation
June 30, 2023 compared to June 30, 2022
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

18% 1% 0% 19%
Motion 17% -1% -2% 14%
Process Automation 11% 1% 5% 17%
Robotics & Discrete Automation -3% 1% 0% -2%
ABB Group 13% 0% 1% 14%
Other growth rate reconciliations
Q2 2023 compared to Q2 2022
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

1% 1% 0% 2% 7% 3% 0% 10%
Motion 10% 3% 0% 13% 24% 3% 0% 27%
Process Automation -16% 2% 20% 6% -8% 1% 25% 18%
Robotics & Discrete Automation 8% 0% 0% 8% 18% 0% 0% 18%
ABB Group -6% 2% 11% 7% 3% 2% 14% 19%
H1 2023 compared to H1 2022
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

3% 3% 0% 6% 10% 3% 0% 13%
Motion 8% 4% 0% 12% 18% 6% 0% 24%
Process Automation -16% 3% 22% 9% -10% 3% 25% 18%
Robotics & Discrete Automation 9% 3% 0% 12% 20% 3% 0% 23%
ABB Group -6% 4% 12% 10% 2% 3% 14% 19%

Q2 2023 FINANCIAL INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, other income/expense relating

to the Power Grids joint
venture, certain asset

write downs/impairments and certain other fair

value changes, changes in estimates relating to opening balance sheets of acquired
businesses (changes in pre-acquisition estimates), as well as other items which are determined by management on

a case-by-case basis.
Operational EBITA is our measure of

segment profit but is also used by management to evaluate

the profitability of the Company

as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses

on derivatives, (ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Six months ended June 30, Three months ended June 30,
($ in millions)
2023 2022 2023 2022
Operational EBITA 2,702 2,133 1,425 1,136
Acquisition-related amortization (109) (119) (55) (59)
Restructuring, related and implementation costs
(1)
(41) (280) (13) (264)
Changes in obligations related to divested businesses 5 17 8 3
Gains and losses from sale of businesses 26 (4) 26 (4)
Acquisition- and divestment-related expenses and integration costs
(45) (109) (26) (50)
Certain other non-operational items (40) (99) (41) (65)
Foreign exchange/commodity timing differences in

income from operations
(2) (95) (26) (110)
Income from operations 2,496 1,444 1,298 587
Interest and dividend income 78 33 38 20
Interest and other finance expense (124) (62) (63) (40)
Non-operational pension (cost) credit 15 68 8 32
Income from continuing operations before taxes 2,465 1,483 1,281 599
Income tax expense (468) (434) (349) (193)
Income from continuing operations, net of

tax
1,997 1,049 932 406
Loss from discontinued operations, net of tax (9) (20) (4) (9)
Net income 1,988 1,029 928 397
(1)

Includes impairment of certain assets.

Q2 2023 FINANCIAL INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended June 30, 2023
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,735 1,981 1,553 922 (28) 8,163
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 6 (9) 3 6 8 14
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (4) – 5 – (2) (1)
Unrealized foreign exchange movements
on receivables (and related assets) – (2) (8) (7) (6) (23)
Operational revenues 3,737 1,970 1,553 921 (28) 8,153
Income (loss) from operations 713 380 270 119 (184) 1,298
Acquisition-related amortization 22 9 2 19 3 55
Restructuring, related and
implementation costs
(1)
4 1 2 – 6 13
Changes in obligations related to
divested businesses 1 – – – (9) (8)
Gains and losses from sale of businesses – – (26) – – (26)
Acquisition- and divestment-related expenses
and integration costs 12 8 (2) 2 6 26
Certain other non-operational items 6 1 – 1 33 41
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 31 5 (8) 4 – 32
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (2) – 5 – (2) 1
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) – (3) (4) (4) 4 (7)
Operational EBITA 787 401 239 141 (143) 1,425
Operational EBITA margin (%) 21.1% 20.4% 15.4% 15.3% n.a. 17.5%
(1)

Includes impairment of certain assets.
In the three months ended June 30, 2023, Certain other

non-operational items in the table above includes the following:
Three months ended June 30, 2023
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the

Power Grids joint venture – – – – (7) (7)
Business transformation costs
(1)
5 – – 1 42 48
Changes in pre-acquisition estimates 1 – – – 3 4
Certain other fair values changes,
including asset impairments – – – – (7) (7)
Other non-operational items – 1 – – 2 3
Total 6 1 – 1 33 41
(1)

Amounts

include ABB Way process transformation costs of $41 million for the three months ended June 30, 2023.

Q2 2023 FINANCIAL INFORMATION
Three months ended June 30, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,414 1,626 1,529 732 (50) 7,251
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 30 (1) 37 9 10 85
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 6 1 5 – 26 38
Unrealized foreign exchange movements
on receivables (and related assets) (18) (4) (10) (8) (13) (53)
Operational revenues 3,432 1,622 1,561 733 (27) 7,321
Income (loss) from operations 474 231 175 43 (336) 587
Acquisition-related amortization 28 7 1 19 4 59
Restructuring, related and
implementation costs
(1)
8 – – 2 254 264
Changes in obligations related to
divested businesses – – – – (3) (3)
Gains and losses from sale of businesses – 4 – – – 4
Acquisition- and divestment-related expenses
and integration costs 10 3 36 2 (1) 50
Certain other non-operational items 20 – – (1) 46 65
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 74 23 12 1 8 118
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 4 1 7 (1) 22 33
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (13) (3) (7) (5) (13) (41)
Operational EBITA 605 266 224 60 (19) 1,136
Operational EBITA margin (%) 17.6% 16.4% 14.3% 8.2% n.a. 15.5%
(1)

Includes impairment of certain assets.
In the three months ended June 30, 2022, Certain other

non-operational items in the table above includes the following:
Three months ended June 30, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the

Power Grids joint venture – – – – 2 2
Regulatory, compliance and legal costs – – – – 5 5
Business transformation costs
(1)
1 – – – 39 40
Changes in pre-acquisition estimates – – – (2) – (2)
Other non-operational items 19 – – 1 – 20
Total 20 – – (1) 46 65
(1)

Amounts

include ABB Way process transformation costs of $39 million for the three months ended June 30, 2022.

Q2 2023 FINANCIAL INFORMATION
Six months ended June 30, 2023
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 7,325 3,921 2,989 1,859 (72) 16,022
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (8) (5) 16 8 4 15
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (5) – 6 – – 1
Unrealized foreign exchange movements
on receivables (and related assets) (7) (6) (12) (8) (9) (42)
Operational revenues 7,305 3,910 2,999 1,859 (77) 15,996
Income (loss) from operations 1,368 733 470 234 (309) 2,496
Acquisition-related amortization 44 17 3 39 6 109
Restructuring, related and
implementation costs
(1)
12 2 4 – 23 41
Changes in obligations related to
divested businesses 1 – – – (6) (5)
Gains and losses from sale of businesses – – (26) – – (26)
Acquisition- and divestment-related expenses

and integration costs 19 12 1 4 9 45
Certain other non-operational items 9 3 – 3 25 40
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 16 5 (10) 6 (7) 10
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (2) – 7 – 1 6
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (3) (5) (5) (5) 4 (14)
Operational EBITA 1,464 767 444 281 (254) 2,702
Operational EBITA margin (%) 20.0% 19.6% 14.8% 15.1% n.a. 16.9%
(1)

Includes impairment of certain assets.
In the six months ended June 30, 2023, Certain other non-operational items in the table above includes the following:
Six months ended June 30, 2023
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the
Power Grids joint venture – – – – (20) (20)
Business transformation costs
(1)
9 – – 2 71 82
Changes in pre-acquisition estimates 1 – – – 3 4
Certain other fair values changes,
including asset impairments 1 1 – 1 (9) (6)
Other non-operational items (2) 2 – – (20) (20)
Total 9 3 – 3 25 40
(1)

Amounts

include ABB Way process transformation costs of $71 million for the six months ended June 30, 2023.

Q2 2023 FINANCIAL INFORMATION
Six months ended June 30, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 6,650 3,198 3,035 1,462 (129) 14,216
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 19 3 36 11 8 77
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 7 2 2 – 30 41
Unrealized foreign exchange movements
on receivables (and related assets) (18) (6) (7) (5) (15) (51)
Operational revenues 6,658 3,197 3,066 1,468 (106) 14,283
Income (loss) from operations 955 485 326 65 (387) 1,444
Acquisition-related amortization 56 15 2 40 6 119
Restructuring, related and
implementation costs
(1)
10 8 5 3 254 280
Changes in obligations related to
divested businesses – – – – (17) (17)
Gains and losses from sale of businesses – 4 – – – 4
Acquisition- and divestment-related expenses
and integration costs 28 8 69 3 1 109
Certain other non-operational items 23 – – (1) 77 99
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 53 22 18 4 3 100
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 6 1 4 (1) 25 35
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (14) (3) (4) (4) (15) (40)
Operational EBITA 1,117 540 420 109 (53) 2,133
Operational EBITA margin (%) 16.8% 16.9% 13.7% 7.4% n.a. 14.9%
(1)

Includes impairment of certain assets.
In the six months ended June 30, 2022, certain other non

-operational items in the table above includes the following:
Six months ended June 30, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense related to the
Power Grids joint venture – – – – 37 37
Regulatory, compliance and legal costs – – – – 4 4
Business transformation costs 2 – – – 64 66
Changes in pre-acquisition estimates 1 – – (2) – (1)
Certain other fair values changes,

including asset impairments
– – – – (34) (34)
Other non-operational items 20 – – 1 6 27
Total 23 – – (1) 77 99
(1)

Amounts

include ABB Way process transformation costs of $64 million for the six months ended June 30, 2022.

Q2 2023 FINANCIAL INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current)

and Marketable securities and short-term
investments.
Reconciliation
($ in millions)
June 30, 2023 December 31, 2022
Short-term debt and current maturities of long-term debt 3,849 2,535
Long-term debt 4,451 5,143
Total debt 8,300 7,678
Cash and equivalents 2,923 4,156
Restricted cash - current 19 18
Marketable securities and short-term investments 1,193 725
Cash and marketable securities 4,135 4,899
Net debt 4,165 2,779
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2023 December 31, 2022
Total stockholders'

equity
13,340 13,187
Net debt (as defined above) 4,165 2,779
Net debt / Equity ratio 0.31 0.21
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by

EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciati on and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2023 June 30, 2022
Income from operations for the three months ended:
September 30, 2022 / 2021 708 852
December 31, 2022 / 2021 1,185 2,975
March 31, 2023 / 2022 1,198 857
June 30, 2023 / 2022 1,298 587
Depreciation and Amortization for the three months

ended:
September 30, 2022 / 2021 198 220
December 31, 2022 / 2021 199 216
March 31, 2023 / 2022 191 210
June 30, 2023 / 2022 196 207
EBITDA

5,173 6,124
Net debt (as defined above) 4,165 4,235
Net debt / EBITDA 0.8 0.7

Q2 2023 FINANCIAL INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities (including non-current amounts)

and (vii) other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative liabilities,

(c)
pension and other employee benefits, (d) payables under the share buyback program, (e) liabilities related to certain other restructuring

-related activities and
(f) liabilities related to the divestment of the Power Grids business

); and including the amounts related to these accounts which have been presented as either
assets or liabilities held for sale but excluding any amounts included in discontinued operations.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2023 June 30, 2022
Net working capital:
Receivables, net 7,481 6,960
Contract assets 1,010 965
Inventories, net 6,448 5,595
Prepaid expenses 290 262
Accounts payable, trade (4,881) (4,805)
Contract liabilities (2,394) (2,141)
Other current liabilities
(1)
(3,506) (3,173)
Net working capital in assets and liabilities held for sale 137 –
Net working capital 4,585 3,663
Total revenues for the three months

ended:
September 30, 2022 / 2021 7,406 7,028
December 31, 2022 / 2021 7,824 7,567
March 31, 2023 / 2022 7,859 6,965
June 30, 2023 / 2022 8,163 7,251
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (162) (213)
Adjusted revenues for the trailing twelve months 31,090 28,598
Net working capital as a percentage of revenues (%) 14.7% 12.8%
(1)

Amounts exclude $771 million and $1,104 million at June 30, 2023 and 2022, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, (d) payables under the share buyback program, (e) liabilities related to certain restructuring-related activities and (f) liabilities related to the divestment of the Power Grids business.

Q2 2023 FINANCIAL INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as free cash flow divided by Adjusted net income attributable to

ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment of
debt, and (iii) gains arising on the sale of both the Hitachi

Energy Joint Venture and Power

Grids business, the latter being included in discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets,

and (ii)
proceeds from sales of property,

plant and equipment.
Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding

the relevant balance sheet date.
Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB (as adjusted) in the twelve months

preceding the relevant balance sheet date.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
June 30, 2023 December 31, 2022
Net cash provided by operating activities – continuing

operations
2,555 1,334
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(755) (762)
Proceeds from sale of property, plant and

equipment
118 127
Free cash flow from continuing operations 1,918 699
Net cash used in operating activities – discontinued operations
(35) (47)
Free cash flow 1,883 652
Adjusted net income attributable to ABB
(1)
3,392 2,442
Free cash flow conversion to net income 56% 27%
(1)

Adjusted net income attributable to ABB for the year ended December 31, 2022, is adjusted to exclude the gain on the sale of Hitachi Energy Joint Venture of $43 million and reductions to the gain on the sale of Power Grids of $10 million.
Reconciliation of the trailing twelve months to

June 30, 2023
Continuing operations
Discontinued
operations
($ in millions)
Net cash provided by
continuing operating
activities
Purchases of
property, plant and
equipment and
intangible assets
Proceeds

from sale of property,
plant and equipment
Net cash provided
by (used in)
discontinued
operating activities
Adjusted net income
attributable to ABB
(1)
Q3 2022 793 (165) 19 (2) 362
Q4 2022 720 (259) 42 (33) 1,088
Q1 2023 283 (151) 31 (1) 1,036
Q2 2023 759 (180) 26 1 906
Total for the trailing twelve
months to June 30, 2023 2,555 (755) 118 (35) 3,392
(1)

Adjusted net income attributable to ABB for Q3 and Q4 2022, is adjusted to exclude reductions to the gain on the sale of Power Grids of $2 million and $(1) million,

respectively.

In
addition, Q4 2022 is also adjusted to exclude the gain on the sale of Hitachi Energy Joint Venture of $43 million.

Q2 2023 FINANCIAL INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend income less Interest and other finance expense.
Reconciliation
Six months ended June 30, Three months ended June 30,
($ in millions)
2023 2022 2023 2022
Interest and dividend income 78 33 38 20
Interest and other finance expense (124) (62) (63) (40)
Net finance expenses (46) (29) (25) (20)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation
Six months ended June 30,
2023 2022
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 8,101 7,325 1.11 8,025 6,650 1.21
Motion 4,399 3,921 1.12 4,281 3,198 1.34
Process Automation 3,782 2,989 1.27 3,511 3,035 1.16
Robotics & Discrete Automation 1,851 1,859 1.00 2,417 1,462 1.65
Corporate and Other

(incl. intersegment eliminations)
(16) (72) n.a. (54) (129) n.a.
ABB Group 18,117 16,022 1.13 18,180 14,216 1.28
Three months ended June 30,
2023 2022
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,960 3,735 1.06 3,913 3,414 1.15
Motion 2,137 1,981 1.08 2,079 1,626 1.28
Process Automation 1,669 1,553 1.07 1,819 1,529 1.19
Robotics & Discrete Automation 850 922 0.92 1,109 732 1.52
Corporate and Other

(incl. intersegment eliminations)
51 (28) n.a. (113) (50) n.a.
ABB Group 8,667 8,163 1.06 8,807 7,251 1.21

Q2 2023 FINANCIAL INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

April 1 — June 30, 2023
ABB Ltd announces that the following

members of the Executive Committee

or Board of Directors of ABB

have purchased,
sold or been granted ABB’s registered shares, call options

and warrant appreciation rights (“WARs”), in the following amounts:
Name Date Type of Instrument Received* Purchased Sold Price / Instrument
Peter Terwiesch May 15, 2023 Share -
41’205

CHF
32.96
Timo Ihamuotila May 15, 2023 Share -
44’644

CHF
32.08
Gunnar Brock May 08, 2023 Share
2’048

CHF
32.22
David Constable May 08, 2023 Share
1’988

CHF
32.22
Frederico Curado May 08, 2023 Share
4’130

CHF
32.22
Lars Förberg May 08, 2023 Share
4’945

CHF
32.22
Jennifer Xin-Zhe Li May 08, 2023 Share
2’018

CHF
32.22
Geraldine Matchett May 08, 2023 Share
2’683

CHF
32.22
David Meline May 08, 2023 Share
2’485

CHF
32.22
Peter Voser May 08, 2023 Share
18’607

CHF
32.22
Jacob Wallenberg May 08, 2023 Share
2’796

CHF
32.22
Tarak Mehta May 03, 2023 Share -
22’131

CHF
32.17
Tarak Mehta April 28, 2023 Share -
27’869

CHF
31.86
Sami Atiya April 27, 2023 Share
81’205

CHF
32.25
Tarak Mehta April 27, 2023 Share
91’357

CHF
32.25
Peter Terwiesch April 27, 2023 Share
81’205

CHF
32.25
Morten Wierod April 27, 2023 Share
76’130

CHF
32.25
Timo Ihamuotila April 27, 2023 Share
57’610

CHF
32.25
Björn Rosengren April 27, 2023 Share
154’635

CHF
32.25
Sami Atiya April 26, 2023 Share
71’678

CHF
31.82
Key:
* Received instruments were delivered

as part of the ABB Ltd Director’s or

Executive Committee Member’s

compensation or as compensation

for foregone
benefits

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto duly

authorized.
ABB LTD
Date: July 20, 2023. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: July 20, 2023. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance